UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File No. 333-13550 and File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the six-month period ended June 30, 2005. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Report.

Cautionary Note Regarding Historical Financial Information Prepared In Accordance With International Financial Reporting Standards

This report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas, effective since January 1, 2005.

The IFRS financial information contained in this report was prepared on the basis of the assumption that all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the European Commission for use in the European Union (EU GAAP).

Subject to outstanding EU endorsement of individual standards under IFRS and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish consolidated financial statements for the 2005 financial year. Any changes may also have an impact on the preliminary comparatives already published for the years 2004 or 2003.

For further information and explanations, see Notes (1) and (11) to the condensed consolidated financial statements contained in this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, “€,” “euro” or “EUR” means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the “Federal Republic”) and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar”, “$” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies. The noon buying rate on June 30, 2005 was EUR 1.00 to USD 1.2098.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the unaudited condensed consolidated financial statements contained in this Report under “Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting policies – Explanation of exemptions applied under IFRS 1 – Currency translation.”

DEUTSCHE TELEKOM AT A GLANCE(1)

(Unaudited)

	For the six months ended June 30,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)
Total net revenues (total revenues excluding inter-segment revenues)	29,124	28,267	857	3.0	57,360
Domestic	17,121	17,186	(65)	(0.4)	34,748
International	12,003	11,081	922	8.3	22,612
Profit from operations	4,949	3,700	1,249	33.8	6,261
Financial expense, net	(1,503)	(1,920)	417	21.7	(2,743)
Depreciation, amortization and impairment losses	(5,168)	(5,904)	736	12.5	(13,128)
of which: property, plant and equipment	(3,931)	(3,846)	(85)	(2.2)	(7,656)
of which: intangible assets	(1,237)	(2,058)	821	39.9	(5,472)
Net profit	1,953	1,209	744	61.5	1,564
Earnings per share /ADS(2) (basic and diluted) (€)	0.46	0.29	0.17	58.6	0.38

Net cash from operating activities	5,815	7,204	(1,389)	(19.3)	16,720

Equity ratio (%)(3)	36.7	35.0	n.m.	n.m.	36.7

Total financial liabilities(4)	52,062	58,170	(6,108)	(10.5)	50,657

Number of employees at balance sheet date (actual)
Deutsche Telekom Group	244,277	247,830	(3,553)	(1.4)	244,645
Non-civil servants	197,644	199,866	(2,222)	(1.1)	197,482
Civil servants	46,633	47,964	(1,331)	(2.8)	47,163

Telephone lines (including ISDN channels)(5)	56.1	57.7	(1.6)	(2.8)	57.2
Broadband lines (in operation) (millions)	7.1	4.9	2.2	44.9	6.1
Mobile communications customers(6)	80.9	73.5	7.4	10.1	77.6

n.m. – not meaningful

(1)              All financial figures are calculated in accordance with IFRS, which are different from the amounts reported in the previous year due to the adoption of IFRS.
See Note (1) to the financial statements for more information.

(2)              One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(3)              Equity ratio is calculated as total shareholders’ equity divided by total assets at the balance sheet date.

(4)              Includes current and noncurrent financial liabilities (see “Condensed Consolidated Balance Sheets”).

(5)              Number of telephone lines (including those used within the Group) as of the balance sheet date. All amounts are in millions.

(6)              The number of customers of the consolidated subsidiaries included within our Mobile Communications strategic business area as of the balance sheet date. Our methods for calculating this number are described in our Annual Report on Form 20-F for the year ended December 31, 2004. All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, DECEMBER 31, 2004 AND 2003 AND JANUARY 1, 2003
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
AND THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Unaudited)

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the year ended December 31,
	2005	2004	2005	2004	2004	2003
	(millions of €, except where indicated)

Net revenue	14,748	14,377	29,124	28,267	57,360	55,503
Cost of sales	(7,649)	(8,971)	(15,175)	(16,190)	(31,559)	(29,369)
Gross profit	7,099	5,406	13,949	12,077	25,801	26,134
Selling expenses	(3,507)	(3,072)	(6,941)	(6,279)	(12,837)	(12,747)
General and administrative expenses	(1,058)	(1,148)	(2,095)	(2,182)	(4,505)	(4,596)
Other operating income	354	473	633	834	1,718	2,359
Other operating expenses	(279)	(375)	(597)	(750)	(3,916)	(2,765)
Profit from operations	2,609	1,284	4,949	3,700	6,261	8,385
Net interest income (expense)	(792)	(895)	(1,535)	(1,789)	(3,354)	(3,683)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	77	26	945	356
Other financial income (expense)	(31)	119	(45)	(157)	(334)	(920)
Financial expense, net	(782)	(696)	(1,503)	(1,920)	(2,743)	(4,247)
Profit before income taxes	1,827	588	3,446	1,780	3,518	4,138
Income tax (expense) benefit	(763)	111	(1,249)	(319)	(1,528)	(1,744)

Profit after income taxes	1,064	699	2,197	1,461	1,990	2,394
Profit attributable to minority interests	121	122	244	252	426	457
Net profit	943	577	1,953	1,209	1,564	1,937

Outstanding shares (basic) (millions)	4,327	4,328	4,326	4,327	4,323	4,301
Outstanding shares (diluted) (millions)	4,328	4,328	4,330	4,333	4,328	4,306
Earnings per share(1) /ADS(2), basic and diluted (€)	0.22	0.14	0.46	0.29	0.38	0.47

(1)              Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.  For more information, please see Note 10.

(2)              One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	As of June 30, 2005	As of June 30, 2004	As of December 31, 2004	As of December 31, 2003	As of January 1, 2003
	(millions of €)

ASSETS
Current assets
Cash and cash equivalents	3,910	6,305	8,005	8,684	1,711
Trade and other receivables	7,411	7,565	6,732	7,567	7,609
Current recoverable income taxes	462	378	317	1,025	1,327
Other current financial assets	1,270	2,231	1,237	1,940	2,095
Inventories	903	1,210	1,154	972	1,174
Other current assets	1,824	1,827	1,391	1,218	1,101
	15,780	19,516	18,836	21,406	15,017
Noncurrent assets
Intangible assets	54,625	55,468	50,736	55,461	61,906
Property, plant and equipment	48,376	47,891	46,318	49,263	54,938
Investments accounted for using the equity method	1,796	2,824	2,667	2,382	2,758
Other noncurrent financial assets	2,088	970	1,678	1,368	2,220
Deferred tax assets	4,298	5,229	4,527	5,773	7,782
Other noncurrent assets	342	309	378	323	218
	111,525	112,691	106,304	114,570	129,822
TOTAL ASSETS	127,305	132,207	125,140	135,976	144,839

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	11,489	16,785	12,515	17,255	13,671
Trade and other payables	5,487	5,311	6,116	6,354	6,493
Income tax liabilities	812	520	715	229	308
Current provisions	3,249	3,180	3,698	3,364	3,054
Other current liabilities	3,250	3,336	2,970	3,062	3,060
	24,287	29,132	26,014	30,264	26,586
Noncurrent liabilities
Noncurrent financial liabilities	40,573	41,385	38,142	46,317	56,923
Provisions for pensions and other employee benefits	4,419	4,260	4,209	4,175	4,108
Other noncurrent provisions	2,950	2,901	3,077	2,601	2,134
Deferred tax liabilities	6,761	6,609	5,932	7,085	8,278
Other noncurrent liabilities	1,645	1,658	1,895	1,718	1,645
	56,348	56,813	53,255	61,896	73,088
Liabilities	80,635	85,945	79,269	92,160	99,674

Shareholders’ equity
Issued capital	10,747	10,746	10,747	10,746	10,746
Capital reserves	49,544	49,514	49,523	49,500	49,551
Accumulated deficit, including carryforwards	(18,699)	(17,693)	(17,680)	(19,631)	(19,626)
Other comprehensive income	(354)	(1,922)	(2,667)	(2,950)	439
Net profit	1,953	1,209	1,564	1,937	—
Treasury shares	(8)	(8)	(8)	(8)	(7)
	43,183	41,846	41,479	39,594	41,103
Minority interest	3,487	4,416	4,392	4,222	4,062
Shareholders’ equity	46,670	46,262	45,871	43,816	45,165
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	127,305	132,207	125,140	135,976	144,839

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Accumulated deficit	Carry- forwards	Net profit	Total
	(millions of €)

Balance at January 1, 2004	10,746	49,500	(19,631)	0	1,937	(17,694)
Changes in the composition of the Group			1			1
Profit after income taxes					1,209	1,209
Unappropriated net profit carried forward				1,937	(1,937)	0
Dividends						0
Exercise of options and conversion rights		14				0
Change in other comprehensive income (not recognized in income statement)						0
Recognition of other comprehensive income in income statement						0
Balance at June 30, 2004	10,746	49,514	(19,630)	1,937	1,209	(16,484)

Balance at January 1, 2005	10,747	49,523	(19,617)	1,937	1,564	(16,116)
Changes in the composition of the Group
Profit after income taxes					1,953	1,953
Unappropriated net profit carried forward				1,564	(1,564)	0
Dividends			(2,586)			(2,586)
Exercise of options and conversion rights		21				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement						0
Balance at June 30, 2005	10,747	49,544	(22,200)	3,501	1,953	(16,746)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Other comprehensive income
	Fair value measurement of available- for-sale financial assets	Fair value measurement of derivatives	Revaluation in the context of business combinations	Deferred taxes	Difference from currency translation	Total
	(millions of €)

Balance at January 1, 2004	262	1,124	0	(436)	(3,900)	(2,950)
Changes in the composition of the Group						0
Profit after income taxes						0
Unappropriated net profit carried forward						0
Dividend						0
Exercise of options and conversion rights						0
Change in other comprehensive income (not recognized in income statement)	92	(136)		57	1,271	1,284
Recognition of other comprehensive income in income statement	(256)					(256)
Balance at June 30, 2004	98	988	0	(379)	(2,629)	(1,922)

Balance at January 1, 2005	860	1,428	63	(556)	(4,462)	(2,667)
Changes in the composition of the Group						0
Profit after income taxes						0
Unappropriated net profit carried forward						0
Dividend						0
Exercise of option and conversion rights						0
Change in other comprehensive income (not recognized in income statement)	126	(490)	(3)	184	2,538	2,355
Recognition of other comprehensive income in income statement	(47)	5				(42)
Balance at June 30, 2005	939	943	60	(372)	(1,924)	(354)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Treasury shares	Total (equity interest of shareholders’ in parent company)	Minority interest capital
	(millions of €)

Balance at January 1, 2004	(8)	39,594	4,316
Changes in the composition of the Group		1
Profit after income taxes		1,209	252
Unappropriated net profit carried forward		0
Dividend		0	(144)
Exercise of options and conversion rights		14
Change in other comprehensive income (not recognized in income statement)		1,284
Recognition of other comprehensive income in income statement		(256)
Balance at June 30, 2004	(8)	41,846	4,424

Balance at January 1, 2005	(8)	41,479	4,333
Changes in the composition of the Group		0	(1,009)
Profit after income taxes		1,953	244
Unappropriated net profit carried forward		0
Dividend		(2,586)	(193)
Exercise of options and conversion rights		21
Change in other comprehensive income (not recognized in income statement)		2,358	3
Recognition of other comprehensive income in income statement		(42)
Balance at June 30, 2005	(8)	43,183	3,378

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Minority interest
	Other comprehensive income
	Revaluation in the context of business combinations	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
	(millions of €)

Balance at January 1, 2004	0	(95)	1	(94)	4,222	43,816
Changes in the composition of the Group				0	0	1
Profit after income taxes				0	252	1,461
Unappropriated net profit carried forward				0	0	0
Dividend				0	(144)	(144)
Exercise of option and conversion rights				0	0	14
Change in other comprehensive income (not recognized in income statement)		86		86	86	1,370
Recognition of other comprehensive income in income statement				0	0	(256)
Balance at June 30, 2004	0	(9)	1	(8)	4,416	46,262

Balance at January 1, 2005	61	(3)	1	59	4,392	45,871
Changes in the composition of the Group		(2)		(2)	(1,011)	(1,011)
Profit after income taxes				0	244	2,197
Unappropriated net profit carried forward				0	0	0
Dividend				0	(193)	(2,779)
Exercise of options and conversion rights				0	0	21
Change in other comprehensive income (not recognized in income statement)	(3)	55		52	55	2,413
Recognition of other comprehensive income in income statement				0	0	(42)
Balance at June 30, 2005	58	50	1	109	3,487	46,670

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,		For the year ended December 31,
	2005	2004	2004
	(millions of €)

CASH FLOWS FROM OPERATING ACTIVITIES

Profit after income taxes	2,197	1,461	1,990
Depreciation, amortization and impairment losses	5,168	5,904	13,128
Income tax expense	1,249	319	1,528
Interest income and interest expenses	1,535	1,789	3,354
Gain from the disposal of non-current assets	(12)	(100)	(334)
Share of profit of associates and joint ventures accounted for using the equity method	(77)	(26)	(945)
Other non-cash transactions	(26)	313	821
Change in assets carried as working capital	(671)	(729)	523
Change in provisions	(241)	265	604
Change in other liabilities carried as working capital	(1,030)	(676)	(337)
Income taxes (paid) received	(697)	509	48
Dividends received	24	30	82
Cash generated from operations	7,419	9,059	20,462
Net interest paid	(1,604)	(1,855)	(3,742)
Net cash from operating activities	5,815	7,204	16,720

CASH FLOWS FROM INVESTING ACTIVITIES

Cash outflows for investments in
Intangible assets	(1,032)	(355)	(1,044)
Property, plant and equipment	(3,883)	(2,573)	(5,366)
Non-current financial assets	(402)	(505)	(870)
Investments in fully consolidated subsidiaries	(2,007)	(150)	(483)
Proceeds from disposal of
Intangible assets	20	9	7
Property, plant and equipment	170	205	550
Non-current financial assets	172	328	2,140
Investments in fully consolidated companies and business units	2	0	1
Net change in short-term investments and marketable securities	(14)	(297)	564
Other	0	2	0
Net cash used in investing activities	(6,974)	(3,336)	(4,501)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issue of current financial liabilities	1,913	381	703
Repayment of current financial liabilities	(6,069)	(6,088)	(13,798)
Proceeds from issue of non-current financial liabilities	4,258	159	1,322
Repayment of non-current financial liabilities	(287)	(420)	(481)
Dividend payments	(2,723)	(170)	(404)
Proceeds from the exercise of stock options	14	11	21
Repayment of lease liabilities	(100)	(151)	(244)
Net cash used in financing activities	(2,994)	(6,278)	(12,881)
Effect of exchange rate changes on cash and cash equivalents	58	31	(17)
Net decrease in cash and cash equivalents	(4,095)	(2,379)	(679)
Cash and cash equivalents at the beginning of the period	8,005	8,684	8,684
Cash and cash equivalents at end of the period	3,910	6,305	8,005

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting policies

Transition to International Financial Reporting Standards (IFRS)

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1) the Company is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. Our opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).  The Company will adopt “IFRS as adopted by the European Commission for use in the European Union” (EU GAAP) for the first time in its financial statements for the year ended December 31, 2005, which will include comparative financial statements for the year ended December 31, 2004 and 2003.  IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., December 31, 2005).  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1, 2003) and throughout all periods presented in the first IFRS financial statements.  The accompanying interim financial information as of and for the six month periods ended June 30, 2005 and 2004, have been prepared in accordance with EU GAAP effective at June 30, 2005.  The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.  As a result, the accounting policies used to prepare this financial information are subject to change up to the reporting date of the Company’s first IFRS financial statements.

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRS required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in our consolidated balance sheet under German GAAP as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

Explanation of exemptions applied under IFRS 1

In general, the carrying amounts of the assets and liabilities in our consolidated balance sheet prepared on the basis of German GAAP as of December 31, 2002 must be recognized and measured retrospectively in our opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions that the Company has applied are explained below:

Business combinations

IFRS 3, “Business Combinations”, is not required to be applied retrospectively to business combinations that took place before the date of transition to IFRS. The Company has applied this exemption. The classification and amounts recorded in a business combination under German GAAP must then be maintained. As a rule, all assets and liabilities that were acquired or assumed in business combinations must be carried in the opening IFRS consolidated balance sheet. All assets, except intangible assets, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings. All assets, except intangible and liabilities that were not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments. At the date of transition to IFRS, goodwill was tested for impairment and were written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

Revaluation as deemed cost

Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. The Company has applied this exemption and has used the fair values of assets recognized in our opening consolidated balance sheet at the date of privatization (January 1, 1995) as the deemed cost of the assets under IFRS at January 1, 1995. These figures have been carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of our opening IFRS consolidated balance sheet).

Fair value measurement

An entity may elect to measure certain items of non-current assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. The Company has applied this exemption in specific cases.

Employee benefits

If an entity elects to recognize actuarial gains and losses arising as a result of the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19 “Employee Benefits”, it may still decide not to apply the corridor approach retrospectively and to recognize all cumulative actuarial gains and losses from defined benefit plans directly in equity at the date of transition to IFRS. The Company has applied this exemption.

Cumulative translation differences

Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose subsequent to the date of transition to IFRS would be recognized in profit or loss. The Company has applied this exemption.

Share-based payment

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 “Share-based Payment” by a first-time adopter. The Company has applied this exemption.

Summary of accounting policies

These condensed consolidated financial statements are unaudited. In management’s opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with our report on Form 20-F for the year ended December 31, 2004. However, the financial statements contained in that report were prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), German Stock Corporation Act (Aktiengesetz), and German Accounting Standards (GAS) which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and IFRS. For a reconciliation of German GAAP to IFRS, see Note 11. In addition, certain prior period balance sheet items have been reclassified to conform to the current period presentation.

Statement of compliance

The financial statements for the period ended June 30, 2005 are in compliance with IAS 34, “Interim Financial Reporting”. They have been prepared in accordance with the IFRS that are in effect as of June 30, 2005 as if they were to be applied to the first IFRS consolidated financial statements for the period ending December 31, 2005.

Adjustments due to changes in reporting

Certain deferred tax assets and liabilities have been netted in the German tax consolidation group for the first time to improve the presentation of Deutsche Telekom’s financial statements. The prior-year comparative information has been amended accordingly.

Finance costs and other financial income/expense has changed as against the first quarter of 2005 due to the recognition of interest income and expense when accounting for interest rate derivatives. Prior-period comparatives have been adjusted accordingly.

Consolidated group

All subsidiaries, joint ventures and associates are generally included in the condensed consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by us; such companies are consolidated. Joint ventures are companies jointly controlled by us and other companies. Associates are companies on which the Company has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

Consolidation methods

The financial statements of the companies included in our condensed consolidated financial statements are prepared in accordance with uniform accounting policies.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Any positive difference between the cost of the business combination and the acquirer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, reflecting the treatment of the corresponding assets and liabilities.

When acquiring additional equity ownership interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Goodwill is not amortized, but is tested for impairment together with the cash-generating unit to which the goodwill is allocated (an “impairment-only” approach). The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit is greater than the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

Intra-group income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets, liabilities and contingent liabilities remeasured to fair value, plus any attributable goodwill. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation

Financial statements prepared in foreign currencies and transactions denominated in foreign currencies are translated using the functional currency concept. The functional currency is the currency of the primary economic environment in which the subsidiary operates. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements.

Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At subsequent balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction. Any resulting exchange differences are recognized in profit or loss.

The financial statements of our Group entities whose functional currency is not the euro are translated using the modified closing rate method. In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date. The income statements and corresponding profit or loss of foreign currency denominated Group companies are translated at average exchange rates for the period. Exchange differences are recognized as a separate component of equity.

Intangible assets

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount is lower than the carrying amount. Indefinite-lived intangible assets (FCC licenses) are carried at cost. They are not amortized, but are tested regularly for impairment and, if necessary, written down to the recoverable amount. The impairment test must be performed annually, as well as whenever there are indications of impairment. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

Goodwill is not amortized, but is tested for impairment at least once a year.

The useful lives of mobile communications licenses are as follows:

Years
UMTS licenses	20 to 22
GSM licenses	10 to 20
FCC licenses	indefinite

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures are not capitalized and are recognized as expenses. Borrowing costs are not capitalized.

Property, plant and equipment

Property, plant and equipment is carried at cost less straight-line depreciation. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. In addition to directly attributable costs, the cost of internally developed assets includes proportionate indirect material and labor costs, as well as administrative expenses relating to production or the providing of services. Cost also includes the estimated cost for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount (the higher of fair value less costs to sell and value in use). If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The useful lives of material asset categories are as follows:

Years
Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	3 to 23

Leasehold improvements are amortized over the shorter of the useful life or lease term.

Leases

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor. Measurement of the leased asset is then governed by the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future lease payments and depreciated over the shorter of the estimated useful life or the lease term. The lessee recognizes a lease liability at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income.

Investment property

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Assets held for sale

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell following classification as “non-current assets held for sale.” Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the previously recognized impairment must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories

Inventories are carried at cost. Borrowing costs are not capitalized. Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount. Similar items of inventory are measured using the weighted average cost method.

Pension and other employee related benefit obligations

Provisions for pensions and other employee benefits are based on obligations to non-civil servants. Provisions for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. Any differences between the expected pension obligation calculated and the actual pension obligation (actuarial gains or losses) are recognized at the balance sheet date only to the extent that they fall outside a corridor of 10% of the amount of the defined benefit obligation, in which case they are amortized over the average remaining working life of the eligible employees and recognized as income or expenses starting from the following period. The interest component of the addition to provisions contained in pension expenses is reported in financial income (expense) as interest expense. The return on plan assets is also reported in net financial income (expense). The amounts payable under defined contribution plans are expensed.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred.

For part-time working arrangements for employees approaching retirement based on the block model, the cumulative outstanding settlement amount, which is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for part-time service (including the employer’s social security contributions, but excluding top-up payments), and the obligation to make top-up payments plus an additional contribution to the statutory pension scheme, are measured separately. The obligations are recognized at their present value in accordance with actuarial principles.

Whereas the amount of the outstanding settlement is recorded on a pro rata basis during the term of the arrangement, the top-up payments are recognized in full as expense when the obligation arises.

Provisions and other liabilities

Other provisions are recognized upon the occurrence of legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate; for provisions for a number of events, this is the expected value. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar liabilities are recognized in the same amount for the related asset. Where the decrease in the amount of a provision is greater than the carrying amount of the related asset, the excess is recognized immediately in profit or loss.

Contingencies

Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within our control. Contingent liabilities are only recognized if they were assumed in the course of a business combination. Contingent assets may not be recognized. Information on contingent liabilities are disclosed in the notes to the condensed consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

Financial assets and liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and primary (non-derivative) financial assets held for trading.

Financial liabilities generally relate to claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities.

Financial assets are measured at fair value on initial recognition. For regular way purchases and sales of all categories of financial assets, the date of initial recognition in the balance sheet or of derecognition is the settlement date, i.e., the date that the financial asset is delivered. The fair values recognized in the balance sheet are the market prices of the financial assets. If these are not immediately available, they are calculated using standard valuation models on the basis of current market parameters.

Cash and cash equivalents consist of balances and short-term investments with original maturities of three months or less. They are recognized at their nominal amount.

Trade and other current receivables are measured at cost less any valuation allowances. Valuation allowances take adequate account of the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. Other receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. Any gains or losses arising from subsequent measurement are recognized in the income statement. Financial instruments are only classified as “held for trading” if this is prescribed by IAS 39. Derivative financial instruments must be classified as “held for trading” if it is not possible to designate them as a hedge. These instruments are measured at fair value; changes in fair value are recognized in profit or loss.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost, using the effective interest method.

Other financial assets are classified as “available for sale” and generally measured at fair value. The gains and losses arising from fair value measurement are taken directly to equity unless they relate to lasting impairment; impairment losses are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of non-exchange traded equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost.

The Company has not exercised the option available since December 2003 to designate financial assets and financial liabilities as “financial assets at fair value through profit or loss” or “financial liabilities at fair value through profit or loss” upon initial recognition.

At least annually, the carrying amounts of financial assets not measured at fair value through profit or loss are tested for impairment. Any resulting impairment loss is recognized in the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on non-exchange traded equity instruments that are classified as available for sale and recognized at cost may not be reversed.

Financial liabilities are recognized initially at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Trade and other payables generally have short-term maturities and are measured at cost. Other primary financial liabilities are measured at amortized cost using the effective interest method.

The liability and equity components of compound financial instruments are reported separately. The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date. Accordingly, the amount recognized in equity - including deferred taxes - is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of the original issuance. The equity component is included in capital reserves at a constant amount.

The Company applies hedge accounting to hedge balance sheet items and future cash flows, thus reducing income statement volatility. Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are employed depending on the nature of the hedged item. Fair value hedges are used to hedge the fair values of assets and liabilities recognized. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the hedged item is also recorded at fair value through profit or loss to the extent of the hedged risk. Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet or from highly probable forecast transactions or firm commitments not yet recognized in the balance sheet. If a cash flow hedge is employed, the effective portion of the change in the fair value of the derivative financial instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item affects the profit and loss statement; the ineffective portion of the derivative is recognized in profit or loss immediately. If hedges of a net investment in a foreign operation are employed, all changes in the fair value of the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment, are taken directly to equity (hedging reserve). The changes in fair value and the gains and losses on foreign currency translation are only recognized in profit or loss on disposal of the investment.

Share-based compensation

Stock options (equity-settled, share-based payment transactions) are measured at fair value on the grant date. The fair value is recognized as personnel costs over the period until the options are vested. Obligations arising from cash-settled, share-based payment transactions are measured at fair value at the balance sheet date. The expenses arising from these obligations are deferred and amortized over the term of the obligation. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

Revenue recognition

Net revenues contain all revenues from the ordinary business activities typical for Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention. For multiple element arrangements, revenue recognition for each of the elements identified must be determined separately. Net revenues for the individual elements are generally measured on the basis of the relative fair value of the elements as a proportion of the total goods and services provided.

Revenue from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are reported in the balance sheet item “Trade and other receivables.” Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts.

Income taxes

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards that are expected to reduce tax expense in future periods. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes. A blended tax rate of approximately 39% is applied to the calculation of deferred taxes in Germany.

Note (2) Changes within the consolidated Group

In the past year, the Company has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of June 30, 2004. These were the Scout24 group at Broadband/Fixed Network, T-Mobile Slovensko (formerly EuroTel) at Mobile Communications, and Software Daten Service Gesellschaft mbH at Business Customers. In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group, and Business Customers sold T-Systems DSS in the second quarter of 2005.

The following table shows the effect of these acquisitions and disposals on the individual line items of the condensed consolidated income statement for the first six months of 2005.

	Broadband/ Fixed Network	Mobile Communications	Business Customers	Total
	(millions of €)

Net revenue	22	166	(4)	184
Cost of sales	(14)	(100)	3	(111)
Gross profit	8	66	(1)	73
Selling expenses	(8)	(21)	0	(29)
General and administrative expenses	(4)	(6)	0	(10)
Other operating income	0	0	(1)	(1)
Other operating expense	0	(2)	0	(2)
Profit (loss) from operations	(4)	37	(2)	31
Finance costs
Interest income	0	0	0	0
Interest expense	0	(2)	0	(2)
Share of profit (loss) of equity-accounted Investments	0	(14)	0	(14)
Other financial income (expense)	0	0	0	0
Financial income (expense), net	0	(16)	0	(16)
Profit (loss) before income taxes	(4)	21	(2)	15
Income tax (expense) benefit	(1)	(6)	0	(7)
Profit after income taxes	(5)	15	(2)	8
Profit (loss) attributable to minority interests	(1)	6	0	5
Net profit (loss)	(4)	9	(2)	3

Note (3) Financial income (expense), net

Financial income (expense), net consists of the following:

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Finance costs
Interest income	76	93	175	222	376
Interest expenses	(868)	(988)	(1,710)	(2,011)	(3,730)
	(792)	(895)	(1,535)	(1,789)	(3,354)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	77	26	945
Other financial income (expense)	(31)	119	(45)	(157)	(334)
Financial expense, net	(782)	(696)	(1,503)	(1,920)	(2,743)

Net financial expense decreased by EUR 0.4 billion compared to the first half of 2004 due primarily to the reduction in interest expense and the non-recurrence of expenses for Toll Collect included in the first quarter of 2004. The higher level of positive effects from foreign currency translations also impacted other financial income (expense).

Note (4) Personnel

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004

Personnel costs	(3,367)	(3,384)	(6,709)	(6,718)	(13,342)

Personnel costs for the second quarter and first half of 2005 remained essentially unchanged as compared to the respective periods in the prior year. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period (particularly at T-Com’s Central and Eastern European subsidiaries within the Broadband/Fixed Network strategic business area and at Vivento at Group Headquarters & Shared Services) were largely offset by increases in collectively agreed wages and salaries in Germany and staff expansion at T-Mobile USA.

The personnel cost ratio (personnel costs divided by net revenue) for the first half of 2005 amounted to approximately 23.0%, representing a reduction of approximately 0.8 percentage points year-on-year.

Average number of employees

	For the six months ended June 30,				For the year ended December 31,
	2005	2004	Change	% Change	2004

Civil servants	46,786	49,407	(2,621)	(5.3)	48,536
Non-civil servants	197,452	198,666	(1,214)	(0.6)	199,023
Deutsche Telekom Group	244,238	248,073	(3,835)	(1.5)	247,559
Trainees and student interns	10,390	9,838	552	5.6	10,146

Number of employees as of the balance sheet date

	As of June 30,				As of December 31,
	2005	2004	Change	% Change	2004

Civil servants	46,633	47,964	(1,331)	(2.8)	47,163
Non-civil servants	197,644	199,866	(2,222)	(1.1)	197,482
Deutsche Telekom Group	244,277	247,830	(3,553)	(1.4)	244,645
Trainees and student interns	9,374	9,035	339	3.8	11,693

Note (5) Depreciation, amortization and impairment losses

The components of depreciation and amortization for the three months and six months ended June 30, 2005 and 2004 and December 31, 2004 are as follows:

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Amortization and impairment of intangible assets	(624)	(1,757)	(1,237)	(2,058)	(5,472)
of which: UMTS licenses	(215)	(88)	(428)	(90)	(519)
of which: U.S. mobile communications licenses	—	(1,353)	(23)	(1,353)	(1,261)
of which: goodwill	—	—	—	—	(2,434)
Depreciation and impairment of property, plant and equipment	(1,986)	(1,957)	(3,931)	(3,846)	(7,656)
Total depreciation, amortization and impairment Losses	(2,610)	(3,714)	(5,168)	(5,904)	(13,128)

The decrease in depreciation, amortization and impairment losses relates mainly to the non-recurrence of the impairment loss on U.S. mobile communications licenses of approximately EUR 1.4 billion charged in the previous year due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. This decrease was partially offset by increases in the amortization of UMTS licenses by around EUR 0.3 billion year-on-year, as amortization on the UMTS licenses in Germany and the United Kingdom commenced when they were put into commercial operation during the second and third quarters of 2004, respectively.

Note (6) Noncurrent assets

The components of noncurrent assets as of June 30, 2005 and 2004 and December 31, 2004 are as follows:

	As of
	June 30, 2005	June 30, 2004	December 31, 2004
	(millions of €)

Intangible assets	54,625	55,468	50,736
of which: goodwill	20,322	21,693	18,705
of which: UMTS licenses	14,165	14,904	14,315
of which: U.S. mobile communications licenses	16,718	16,154	14,492
Property, plant and equipment	48,376	47,891	46,318
Financial assets	3,884	3,794	4,345
Deferred tax assets	4,298	5,229	4,527
Other noncurrent assets	342	309	378
Total noncurrent assets	111,525	112,691	106,304

The increase in intangible assets is mainly due to exchange rate effects amounting to approximately EUR 3.1 billion, as well as to the increase in goodwill from the acquisition of additional interests in T-Online International AG prior to completion of the merger of T-Online International AG into Deutsche Telekom AG, and to the wholesale agreement with Cingular Wireless in the United States. The increase in property, plant and equipment is mainly due to exchange rate effects of approximately EUR 1.0 billion, and to the purchase of networks in California, Nevada and New York.

The additions to non current assets for the six months ended June 30, 2005 and 2004 and December 31, 2004 are as follows:

	For the six months ended June 30,		For the year ended December 31,
	2005	2004	2004
	(millions of €)

Intangible assets	1,944	469	1,325
Property, plant and equipment	4,280	2,241	5,254
Total additions to non current assets	6,224	2,710	6,579

The increased spending on intangible assets in the first half of 2005 is primarily due to goodwill of EUR 0.8 billion from the acquisition of additional interests in T-Online International AG, while the addition to property, plant and equipment is largely attributable to the acquisition of networks in California, Nevada and New York.

Note (7) Total financial liabilities

The components of total financial liabilities (which includes current and noncurrent financial liabilities) as of June 30, 2005 and 2004 and December 31, 2004 are as follows:

	As of
	June 30, 2005	June 30, 2004	December 31, 2004
	(millions of €)

Bonds	40,732	46,559	39,458
Liabilities to banks	3,528	3,182	3,074
Liabilities to non-banks from promissory notes	653	755	651
Liabilities from derivatives	745	947	1,159
Lease liabilities	2,473	2,340	2,487
Liabilities arising from ABS transactions	1,384	1,195	1,563
Other financial liabilities	2,547	3,192	2,265
Total financial liabilities	52,062	58,170	50,657

Note (8) Contingencies and other financial obligations

Contingencies and other financial obligations increased by EUR 3.7 billion to EUR 32.9 billion compared with December 31, 2004. This was primarily due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network sharing joint venture in California, Nevada and New York. The change in the U.S. dollar exchange rate since the end of 2004 also contributed to this increase.

Purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed approximately 2,200 lawsuits (with approximately 14,500 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values the Company recorded for its real property portfolio were improperly established and maintained under German GAAP. In a number of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the most recent series of lawsuits, which were mainly filed in May 2003, many plaintiffs assert more allegations. They allege, among other things, that the purchase price for the U.K. cellular phone carrier One2One was unreasonably high and the prospectus did not provide information about necessary write offs to goodwill, that the internal mid-term financial plan for 2000-2004 was inaccurate, that the prospectus did not properly inform investors about the general risks of the international expansion, relations with Company’s major shareholder, the Federal Republic of Germany and the risks of the liberalization of the German telecommunication market. Further, they allege that the business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be bought in an auction in August 2000.

These lawsuits are pending before the District Court in Frankfurt am Main, where a first oral hearing took place on November 23, 2004. In the hearing the presiding judge issued a statement describing his preliminary view that he doubted whether the valuation method the Company used in determining the book values recorded for real property portfolio were compliant with the applicable legal standards. Therefore, he continued, it might be necessary to take evidence by obtaining an expert opinion with respect to the value of the Company’s real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims not related to the valuation of the real property portfolio as unfounded. The next oral hearing is scheduled for October 25, 2005. The aggregate euro amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 80 million.

Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg (‘‘Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg’’, or ‘‘ÖRA’’), mainly to stay the statute of limitations. According to information the Company has received orally from the OeRA, approximately 15,000 shareholders have instituted conciliation proceedings. Participation in these conciliation proceedings is voluntary, and Deutsche Telekom has declined to participate. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

The Company is contesting each of the aforementioned lawsuits vigorously, however it is not in a position to predict the outcome or impact of the lawsuits or of the conciliation proceedings.

The Company has been informed that the Bonn public prosecutor has ended without action his investigations regarding the book values recorded for the Company’s real property portfolio, the acquisition of Voicestream and Powertel and the liability risks in connection with the June 2000 global offering by KfW of the Company’s shares.

In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and the Company before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its ‘‘By-Call’’ Internet access charge with the Company’s ISDN telephone access. The Hamburg District Court decided in the favor of the Company in both proceedings. AOL Bertelsmann’s appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the Federal Court of Justice (Bundesgerichtshof). In March 2004, the Federal Court of Justice has remanded the case to the Hamburg Court of Appeals for further proceedings in connection with certain factual determinations that may have a significant influence on the outcome of the appellate proceeding. The Company believes that these additional proceedings will not be concluded in the near term and that a determination with respect to a likely outcome cannot be made at this time.

In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from the Company relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of its employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount the Company is obliged to pay as cost reimbursement for the use of such employee housing for its employees. Deutsche Post AG currently is seeking payment in the amount of EUR 139.7 million from the Company, although the Company expects that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on the Company’s or on T-Mobile USA’s results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The Company may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits.

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht München) against the Company and Siemens AG, alleging that the companies are both infringing on the plaintiff’s patent by providing services using Asynchronous Transfer Mode (ATM) technology. Because ATM technology is used in a number of products and services which the Company offers, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on its business.

In December 2004 and January/February 2005, a number of telephone directory service providers who receive data relating to subscribers to voice telephony services from the Company for the purpose of establishing own directory services filed suits with the District Court of Cologne (Landgericht Köln), or applied for payment orders in the aggregate amount of approximately EUR 550 million plus interest, claiming reimbursement for payments made to the Company since 1999 as well as corresponding damages. The plaintiffs, referring to a decision by the European Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit) allege that the Company overcharged the remuneration for the provision of this data.

On May 3, 1999, Western Wireless Corporation (referred to herein as Western Wireless), distributed its entire 80.1% interest in T-Mobile USA’s (formerly VoiceStream) common shares to its stockholders. Prior to this “spin-off,” Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a “prohibited plan”, that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA’s stock. Acquisitions of 50% or more of T-Mobile USA’s stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a “prohibited plan.” T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless’ adjusted tax basis in such shares at the time.  The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million.

As part of the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself and the Federal Republic of Germany addressing disputes relating to the truck toll collection system, we received the statement of claim of the Federal Republic on August 2, 2005, increasing the claim by approximately EUR 0.6 billion, compared with the written statement of the case dated September 8, 2004, to approximately EUR 5.2 billion. This increase in the claim is attributed to further alleged breaches of the operating agreement and the increase in time-based contractual penalties. The Company continues to maintain that it considers the claims of the Federal Republic to be unsustainable and intends to contest the Federal Republic’s claims vigorously.

On April 29, 2005 the annual general meeting of T-Online International AG (T-Online) shareholders has passed a resolution approving a merger with Deutsche Telekom. The merger will become effective upon its registration in the commercial registers of the companies involved. Some shareholders of T-Online have filed contestation suits against such resolution. The entry of the merger in the commercial registers may only take place once the competent court decides in an accelerated proceeding that the lawsuits do not prevent the entry of the merger in the commercial registers — such proceedings have been initiated — or if the court does reject the lawsuits, or if such lawsuits are withdrawn. Such contestation suits currently still prevent the registration of the merger in the commercial register.

In 2002, Deutsche Telekom applied to the US tax authorities (the “IRS”) for a determination regarding the exemption from US withholding tax with respect to certain payments made between subsidiaries of Deutsche Telekom. The Company understands that the IRS is currently discussing whether to modify the requirements and conditions for granting such determinations and whether any such modification will impact the pending application. To date, the Company has not received any decision in writing from the IRS (or any definitive or final oral comments on this matter). Accordingly, the Company does not at this time have any definitive information on the likely outcome of the current discussions within the IRS. However, the Company believes that it is more likely than not that a favorable determination will ultimately be granted. Accordingly, the amount of withholding taxes involved is not contained in the financial statements. Such amount is estimated to be approximately USD 400 million.

Note (9) Segment information

The segment information presented for the period ending June 30, 2005 complies with IAS 14, “Segment Reporting”. It has been prepared in accordance with the IFRSs that, according to current information, must be applied to the first consolidated IFRS financial statements for the period ending December 31, 2005. The primary segment reporting format pursuant to IFRS has been restructured to reflect the Group’s realignment according to strategic business areas. The prior-year comparative presentation has been recast to reflect the new structure and accounting standards.

The Company evaluates the segments’ performance based on their profit (loss) from operations (EBIT). Share of profit (loss) from equity-accounted investments is reported separately. Depreciation and amortization also are shown separately, as well as impairment losses.

The following tables give an overall summary of our segments for the full 2004 financial year as well as for the second quarter and first half of 2005 and recast comparative for 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	22,409	4,601	27,010	5,545	25	(4,207)	(201)
Mobile Communications	25,450	1,077	26,527	1,510	1,177	(3,379)	(3,574)
Business Customers	9,241	3,716	12,957	570	(298)	(945)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,432)	27	(784)	(92)
Reconciliation	—	(12,660)	(12,660)	68	14	56	—
Group	57,360	—	57,360	6,261	945	(9,259)	(3,869)

For the three months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,439	1,050	6,489	1,417	6	(1,014)	(1)
Mobile Communications	6,962	235	7,197	1,263	35	(1,179)	(1)
Business Customers	2,281	925	3,206	184	1	(221)	0
Group Headquarters & Shared Services	66	817	883	(231)	(1)	(175)	(36)
Reconciliation	—	(3,027)	(3,027)	(24)	0	18	(1)
Group	14,748	—	14,748	2,609	41	(2,571)	(39)

For the three months ended June 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,609	1,200	6,809	1,455	7	(1,119)	(3)
Mobile Communications	6,372	277	6,649	36	67	(800)	(1,366)
Business Customers	2,327	945	3,272	140	7	(243)	0
Group Headquarters & Shared Services	69	813	882	(318)	(1)	(188)	(8)
Reconciliation	—	(3,235)	(3,235)	(29)	0	14	(1)
Group	14,377	—	14,377	1,284	80	(2,336)	(1,378)

For the six months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	10,966	2,161	13,127	2,923	9	(2,025)	(1)
Mobile Communications	13,493	450	13,943	2,229	65	(2,291)	(25)
Business Customers	4,534	1,796	6,330	364	2	(436)	0
Group Headquarters & Shared Services	131	1,605	1,736	(523)	(1)	(336)	(84)
Reconciliation	—	(6,012)	(6,012)	(44)	2	31	(1)
Group	29,124	—	29,124	4,949	77	(5,057)	(111)

For the six months ended June 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) from equity- method investments	Depreciation and amortization	Impairment losses
	(millions of €)
Broadband / Fixed Network	11,262	2,488	13,750	2,932	15	(2,199)	(5)
Mobile Communications	12,338	583	12,921	1,177	153	(1,485)	(1,366)
Business Customers	4,536	1,811	6,347	299	(141)	(475)	0
Group Headquarters & Shared Services	131	1,617	1,748	(642)	(1)	(369)	(31)
Reconciliation	—	(6,499)	(6,499)	(66)	0	26	0
Group	28,267	—	28,267	3,700	26	(4,502)	(1,402)

Note (10) Earnings per share

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004	2003
Net profit (millions of €)	943	577	1,953	1,209	1,564	1,937
Adjustment for interest expense and debt fee amortization of mandatory convertible bond (net of tax)	24	24	47	48	95	81
Adjusted net profit – basic and diluted (millions of €)	967	601	2,000	1,257	1,659	2,018

Weighted average shares outstanding (in millions)	4,171	4,167	4,170	4,166	4,167	4,164
Effect from the potential conversion of the mandatory convertible bonds	156	161	156	161	156	137
Weighted average shares outstanding - basic (in millions)	4,327	4,328	4,326	4,327	4,323	4,301
Diluted effect of options and warrants (in millions)	1	—	4	6	5	5
Weighted average shares outstanding – diluted (in millions)	4,328	4,328	4,330	4,333	4,328	4,306
Earnings per share (in €)
Basic earnings per share under IFRS	0.22	0.14	0.46	0.29	0.38	0.47
Diluted earnings per share under IFRS	0.22	0.14	0.46	0.29	0.38	0.47

Note (11) Material effects of the transition from German GAAP to IFRS

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP (the German Commercial Code (Handelsgesetzbuch-HGB)) to IFRS are presented in the following reconciliation. In addition, certain disclosure have been provided based on IFRS for areas that differ significantly from the presentation under German GAAP for the financial year 2004.

Reconciliation of consolidated shareholders’ equity

		As of
		December 31,	June 30,	March 31,	December 31,	January 1,
		2004			2003
		(millions of €)
Shareholders’ equity under German GAAP		37,941	36,753	34,999	33,811	35,416
Goodwill	(a)	(3,070)	(2,408)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	(a)	9,773	10,922	13,835	13,134	13,973
Software	(b)	583	545	576	608	623
Borrowing costs	(c)	(477)	(527)	(549)	(574)	(774)
Available for sale financial assets	(d)	856	96	197	270	283
Leases	(e)	(631)	(600)	(525)	(482)	(213)
Provisions	(f)	1,550	1,973	1,399	1,530	1,093
Pension provisions		381	277	260	279	(167)
Other provisions		1,169	1,696	1,139	1,251	1,260
Deferred revenue	(g)	(1,226)	(1,141)	(1,162)	(1,115)	(1,135)
Other IFRS adjustments	(h)	738	630	675	536	703
Deferred taxes	(i)	(166)	19	(748)	(394)	1,149
Deferred tax assets		2,655	3,392	2,938	3,927	6,703
Deferred tax liabilities		(2,821)	(3,373)	(3,686)	(4,321)	(5,554)
Shareholders’ equity under IFRS		45,871	46,262	45,670	43,816	45,165

Reconciliation of profit after income taxes

		For the three months ended		For the six months	For the year ended
		March 31, 2004	June 30, 2004	ended June 30, 2004	December 31, 2004	December 31, 2003
		(millions of €)
Proft after income taxes under German GAAP		266	1,748	2,014	4,933	1,623
Goodwill	(a)	636	649	1,285	115	1,584
Mobile communications licenses	(a)	265	(2,972)	(2,707)	(3,083)	1,113
Software	(b)	(34)	(34)	(68)	(24)	(6)
Borrowing costs	(c)	31	26	57	94	184
Available for sale financial assets	(d)	(18)	7	(11)	(13)	(7)
Leases	(e)	(38)	(77)	(115)	(159)	(277)
Provisions	(f)	(129)	585	456	87	443
Pension provisions		(23)	20	(3)	105	439
Other provisions		(106)	565	459	(18)	4
Deferred revenue	(g)	(46)	18	(28)	(115)	17
Other IFRS adjustments	(h)	109	(38)	71	29	(241)
Deferred taxes	(i)	(280)	787	507	126	(2,039)
Profit after income taxes under IFRS		762	699	1,461	1,990	2,394

Explanatory notes on the reconciliation of shareholders’ equity and profit after income taxes under IFRS:

(a)       Goodwill and mobile communications licenses

FCC licenses have indefinite useful lives because of their independence from future technological developments and they are renewable indefinitely at little cost. Therefore, in contrast to German GAAP, under IFRS, U.S. mobile communications licenses are not amortized but instead are reviewed for impairment once a year (“impairment-only approach”). As a result, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This reversal increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion as compared to German GAAP.

In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life. Instead, goodwill is allocated to the Group’s cash-generating units (CGUs) and tested for impairment once a year and, if a triggering event exists, during the year. The recoverable amount of a CGU is determined based on its fair value less cost to sell. These discounted cash flow calculations use projections based on financial budgets approved by management covering a ten-year-period. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less cost to sell include ARPU, subscriber acquisition and retention costs, churn rates, CAPEX and market share.

Goodwill is allocated to the Group’s cash-generating units (CGUs) as follows:

As of December 31, 2004
(millions of €)
T-Mobile UK	4,655
T-Systems International — Enterprise Services	4,188
T-Mobile USA	3,755
T-Mobile Netherlands	1,144
Other	4,963
Total	18,705

The impairment test performed in accordance with IFRS resulted in an impairment charge at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized as a reduction in the goodwill carrying amount. In 2004 as part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless and the ensuing transfer of mobile communications licenses, the licenses were impaired by EUR 1.4 billion. Further, we reversed the write up of the previous recorded impairment charges of U.S. mobile communication licenses under German GAAP in the amount of EUR 2.4 billion in 2004.

The impairment test of the T-Mobile UK cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004 which reduced the goodwill carrying amount accordingly.

The main causes of the 2004 impairment at T-Mobile UK were primarily the following:

•      expected increase in competition due to the entrance of new competitors,

•      OFCOM (the independent regulator and competition authority for the UK communications industries) regulation effects on call termination charges.

The impairment test of the T-Mobile Netherlands cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the MATÁV cash-generating unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom cash-generating unit, which is part of T-Com, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and impairments charged under German GAAP as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The UMTS licenses in Germany and the U.K. were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

(b)       Software

Costs incurred to develop software and other development costs are expensed as incurred under German GAAP.  However, IFRS requires the capitalization of certain costs incurred to develop software, which are then amortized over the software’s useful life.  Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes under IFRS in the periods presented remains largely unaffected due to capitalization and resulting amortization expense.

(c)       Borrowing costs

Borrowing (finance) costs incurred during construction periods are capitalized under German GAAP, whereas capitalization is optional under IFRS.  We have elected to expense all finance costs under IFRS. Expensing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases profit after income taxes.

For the year ended December 31, 2004 intangible assets have developed as follows:

		Acquired intangible assets
(millions of €)	Internally developed software	Concessions, industrial rights and assets and licenses	Communication licenses		Acquired software	Other acquired intangible assets	Total	Goodwill	Advance payments	Total intangible assets

Acquisition or production costs As of January 1, 2004	928	797	32,689		3,430	72	36,988	27,007	95	65,018
Currency translation adjustment	(5)	21	(1,261)		(20)	1	(1,259)	(616)	0	(1,880)
Changes in the composition of the Deutsche Telekom Group	0	379	69		141	0	589	31	4	624
Additions	234	78	131		561	11	781	229	83	1,327
Disposals	119	52	20		433	0	505	0	2	626
Reclassifications	19	(210)	12		477	(21)	258	0	(81)	196
As of December 31, 2004	1,057	1,013	31,620		4,156	63	36,852	26,651	99	64,659
Depreciation and amortization
As of January 1, 2004	349	544	508		2,156	17	3,225	5,983	0	9,557
Currency translation adjustment	(4)	10	(154)		(16)	0	(160)	(471)	0	(635)
Changes in the composition of the Deutsche Telekom Group	0	0	20		83	0	103	0	0	103
Scheduled amortization/depreciation	273	84	595		796	4	1,479		0	1,752
Impairment		23	1,261		2		1,286	2,434	0	3,720
Disposals	107	51	5		425	0	481	0	0	588
Reclassification	0	(135)	4		148	(3)	14	0	0	14

As of December 31, 2004	511	475	2,229		2,744	18	5,466	7,946	0	13,923

Net carrying amount
As of December 31, 2003	579	253	32,181	(1)	1,274	55	33,763	21,024	95	55,461
As of December 31, 2004	546	538	29,391	(1)	1,412	45	31,386	18,705	99	50,736

(1)        thereof FCC licenses with indefinite useful life (December 31, 2003: EUR 16.9 billion; December 31, 2004: EUR 14.5 billion)

(d)       Available-for-sale financial assets

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method (available for sale financial assets) must be measured at fair value according to IFRS. The resulting unrealized gains and losses are recognized directly in equity. If an impairment is permanent, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is EUR 1.0 billion; the effect of EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly as an increase in equity. The slight decrease in profit after income taxes is attributable to impairment losses recognized as expense under IFRS.

(e)       Leases

Under German GAAP, the lease accounting classification generally follows its tax treatment.  Under IFRS, the classifications of leased assets is based on the substance of the arrangement. As a result, a considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. In an operating lease the lessor recognizes the asset while in a finance lease, the lessee recognizes the asset.

We have entered into sale and leaseback transactions in connection with our real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back under operating leases, whereas under IFRS the buildings are classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gains as well as disposal losses not attributable to the impairment of the asset are recognized over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded in the statement of income as result of the sale and leaseback transaction and the rental payments on the leaseback are recorded as rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

As of December 31, 2004 the net book value of recognized assets in a finance lease was as follows:

	As of December 31, 2004
	Net book value	Thereof Sale and Leaseback
	(millions of €)
Intangible assets	6
Land and building	1,152	822
Technical equipment and machinery	314	1
Other equipment, plant and office equipment	43	38
Net book value of recognized assets in a finance lease	1,515	861

Minimum lease payments under finance leases expiring subsequent to December 31, 2004 are as follows:

Maturity	Minimum lease payments	thereof sale and leaseback	Interest	thereof sale and leaseback	Present value	thereof sale and leaseback
	(millions of €)
Less than 1 year	334	119	158	90	176	29
1 to 3 years	575	251	232	174	343	77
3 to 5 years	355	248	209	164	146	84
More than 5 years	2,215	1,779	909	796	1,306	983
Total	3,479	2,397	1,508	1,224	1,971	1,173

Operating leases relate primarily to rental agreements for real estate and mobile towers. Certain of the leases include renewal options and escalation clauses for which operating lease expense is recorded on a straight line basis. The minimum lease payments under IFRS include renewal options that were not considered part of the lease term under German GAAP. For the year ended December 31, 2004 operating lease payments recognized as an expense amounts to EUR 1.5 billion.

Minimum lease payments under operating leases expiring subsequent to December 31, 2004 are as follows:

Maturity	As of December 31, 2004
(millions of €)
Less than 1 year	1,489
1 to 3 years	2,532
3 to 5 years	2,183
More than 5 years	10,078
Total	16,282

(f)        Provisions

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”. Differences between the carrying amounts under IFRS and SFAS 87 arise from the different treatment of actuarial gains and losses in the opening IFRS balance sheet as of January 1, 2003 and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years, it decreases for the first quarter of 2004, but increases slightly for the second quarter. The increase in profit after income taxes for the full 2004 financial year is due in part from the change to the articles of association of the Versorgungsanstalt der Deutschen Bundespost (VAP) in the fourth quarter of 2004, whereby the future annual adjustments to pensions for salary employees has been defined in percentage points, in accordance with the articles of association of the VAP. The resulting effect must be recognized in full in profit or loss under IFRS, whereas, under German GAAP, the effect is spread over the remaining life expectancy of the pension recipients.

Accruals for pension and similar obligation

	As of
	January 1, 2003	December 31, 2003	December 31, 2004
	(millions of €)
Under German GAAP	3,942	4,456	4,591

Additional minimum liability under German GAAP	(477)	(903)	(872)
Actuarial losses under German GAAP	595	990	1,045
Prior service cost under German GAAP	0	0	(97)
Actuarial losses under IFRS (*)	0	(408)	(499)
Other	48	40	41
Under IFRS	4,108	4,175	4,209

(*)   only for Group companies within Germany

The difference between IFRS and German GAAP in other provisions is primarily composed of the restructuring provisions which increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not accrued under IFRS. Profit after income taxes for the full 2003 and 2004 financial years remains largely unchanged, but increases for the second quarter of 2004 because the provision for expected losses from executory contracts that relate to the winding up of the U.S. mobile communications joint venture with Cingular Wireless and was recognized under German GAAP is not permitted under IFRS. That effect was offset in the second half of the financial year 2004 by changes in other provisions.

For the year ended December 31, 2004 the provisions developed as follows:

millions of €	Personnel	Asset retirement obligation	Investment risk	Outstanding refunds and commission	Environmental cleanup	Litigation Risk	Restruc-turing	Other	Total
As of December 31, 2003	2,921	418	399	404	178	160	88	1,397	5,965	(1)
Change in composition of Deutsche Telekom Group	1	3	0	1	0	0	0	(4)	1
Currency translation	(6)	(1)	0	(14)	0	0	0	0	(21)
Additions	1,666	204	306	265	24	261	223	713	3,662
Utilization	1,276	29	196	251	11	32	76	537	2,408
Release	103	77	55	43	47	17	63	165	570
Interest	12	15	0	0	8	0	0	16	51
Other Changes	7	10	0	(8)	20	9	(1)	58	95
As of December 31, 2004	3,222	543	454	354	172	381	171	1,478	6,775	(1)

(1)     Thereof expected to be settled within less than 12 months: December 31, 2003 EUR 3,364 million; December 31, 2004 EUR 3,698 million

Personnel accruals include primarily accruals for the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and accruals for outstanding vacation. The Civil Service Health Insurance Fund provides services for its members mainly in cases of illness, birth, or death. When the Postreform II came into effect, the Fund was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund’s sources of regular income and benefits paid. Deutsche Telekom is required to cover part of this deficit , and has recognized an accrual for its share.

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the “operating agreement”). In December 2002, the consortium entered into a partnership agreement and established a separate joint venture company, Toll Collect GmbH (together “Toll Collect”), to perform under the contract. Deutsche Telekom and DaimlerChrysler Services each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Deutsche Telekom’s involvement with Toll Collect includes its equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting. Due to the risks associated with the financial guarantees issued for Toll Collect, Deutsche Telekom recorded a provision for investment risk under IFRS of approximately EUR 454 million as of December 31, 2004.

The provisions for outstanding refunds and commission include any trade discounts (such as discounts and bonuses) still outstanding at the reporting date.

In the course of personnel restructuring programs collective agreements are still used for voluntary redundancy payments and old-age part-time work, resulting in the recognition of accruals when concrete contractual relationship is entered into.

The company is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the cost of litigation and any probable losses where a reliable estimate can be made of the amount of the obligation.

We are required to provide for environmental cleanup costs relating to contaminated property, primarily real estate and buildings polluted by Asbestos and similar health hazards.

(g)       Deferred revenue

The main difference between German GAAP and IFRS is the manner in which up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, the up-front fees and the incremental costs are initially deferred and then recognized over the estimated average period of the customer retention. In addition, differences in the revenue recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

(h)       Other IFRS adjustments

Other IFRS adjustments primarily relate to the different accounting for asset-backed securitization (ABS) transactions, derivatives and measurement of property, plant and equipment. All in all this increased shareholders’ equity in all of the periods presented. Profit after income taxes decreases for the full 2003 financial year and for the second quarter of 2004, and increases for all other periods presented.

(i)        Deferred taxes

The Company did not apply GAS 10 in our consolidated financial statements under German GAAP. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s goodwill from the privatization, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts, yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12, “Income Taxes”, that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS, in contrast to German GAAP, deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards. Valuation allowances have not been recorded against the deferred tax assets to the extent it is probable that the recognized deferred tax assets from loss carryforwards will be realized, taking into account the expected development of future earnings.

The recognition of deferred taxes assets of EUR 6.7 billion as of January 1, 2003 resulted in an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between the IFRS carrying amount and tax basis in connection with the carrying amount of U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduced shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in corresponding adjustments to the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

For the year ended December 31, 2004 differences between the total income tax expense of EUR 1,528 million and “expected” income tax expense (benefit) computed using the statutory corporate income tax rate for the Company (combined income tax rate) of 39% are as follows:

For the year ended December 31, 2004
(millions of €)
Annual profit before income tax	3,518
Expected income tax expenses (nominal tax rate of Deutsche Telekom AG: 39%)	1,372
Tax effect of tax rate changes	6
Prior year income taxes	(25)
Operational taxes (withholding taxes and foreign income taxes)	29
Tax effect on tax exempt income	(131)
Tax effect from equity investments	(368)
Tax effect on non deductible expenses	91
Tax effect of permanent differences	(283)
Tax effect on Goodwill impairment	949
Tax effect on tax losses and valuation allowances	(274)
Tax effect on state tax add-ons and deductions	262
Tax rate differential	(148)
Others	48
Total income tax expense/Effective income taxes	1,528

The expected income tax rate (nominal tax rate) arises from the local tax regulations of the particular local tax law and differs from the effective income tax rate which is a result of the total tax expenses divided by the profit before income tax.

Taxes in the consolidated balance sheet

Current taxes:

As of December 31, 2004
(millions of €)
Tax receivables	317
Tax liabilities	715
Accruals	361

Deferred taxes:

As of December 31, 2004
(millions of €)
Deferred tax assets	4,527
Deferred tax liabilities	5,932

Deferred taxes account for the following relate to significant balance sheet items and loss carryforwards at December 31, 2004:

Aggregated presentation	Deferred tax asset	Deferred tax liability
	in millions of €
Short term assets	471	(1,722)
thereof
– Derivatives	0	(724)
– Trade account receivables	97	(596)
– Prepaid expenses and deferred charges	3	(163)
– Other	371	(238)
Long term assets	2,449	(8,135)
thereof
– Communication licences	0	(6,050)
– Tax deductible goodwill	1,563	0
– Property, plant and equipment	470	(1,244)
– Other	415	(840)
Short term liabilities	2,146	(1,311)
thereof
– Trade accounts payable	439	(875)
– Derivatives	1,007	0
– Other provisions	271	(39)
– Other	428	(396)
Long term liabilities	3,398	(507)
thereof
– Leasing liabilities	652	0
– Liabilities arising from ABS transaction	458	0
– Pension accruals	545	(46)
– Personnel liabilities	633	(1)
– Asset retirement obligation	101	(6)
– Deferred income	672	(71)
– Early redemption fee	0	(180)
– Other	307	(204)

Loss carryforwards	6,440	—
Gross	14,904	(11,675)
thereof long term	6,458	(8,642)

Netting	(5,743)	5,743
Valuation allowance	(4,634)	0
Total	4,527	(5,932)

Expiry date of fiscal loss carryforwards as of December 31, 2004:

	Loss carryforwards corp tax	Loss carryforwards state tax	Tax credits
	(millions of €)
Limited	9,817	16	0
Expiry date within
1 year	1	0	0
2 years	20	0	0
3 years	12	0	0
4 years	23	10	0
5 years	22	4	0
After 5 years	9,739	2	0
Unlimited	7,018	4,391	28
Total	16,835	4,407	28

Taxes in the consolidated income statement

For the year ended December 31, 2004
(millions of €)
Current tax expenses	1,196
Deferred tax expenses	332
Total income tax expense	1,528

(j)        Explanatory notes relating to the Reconciliation of the consolidated statement of cash flows from German GAAP to IFRS

Reconciliation of net cash from operating activities

		For the three months ended		For the six months ended	For the year ended
		March 31 2004	June 30, 2004	June 30, 2004	December 31, 2004
		(millions of €)
German GAAP		4,250	2,878	7,128	16,307
Internally developed software	(a)	15	39	54	254
ABS	(b)	(211)	160	(51)	(339)
Leases	(c)	20	91	111	207
Borrowing costs	(d)	(8)	(14)	(22)	(58)
Other		238	(254)	(16)	349
IFRS		4,304	2,900	7,204	16,720

Reconciliation of net cash used in investing activities

		For the three months ended		For the six months ended	For the year ended
		March 31, 2004	June 30, 2004	June 30, 2004	December 31, 2004
		(millions of €)
German GAAP		(1,337)	(2,014)	(3,351)	(4,318)
Internally developed software	(a)	(15)	(39)	(54)	(254)
ABS	(b)	19	20	39	41
Leases	(c)	22	18	40	37
Borrowing costs	(d)	8	14	22	58
Other		(32)	0	(32)	(65)
IFRS		(1,335)	(2,001)	(3,336)	(4,501)

Reconciliation of net cash used in financing activities

		For the three months ended		For the six months ended	For the year ended
		March 31. 2004	June 30, 2004	June 30, 2004	December 31, 2004
		(millions of €)
German GAAP		(2,606)	(3,598)	(6,204)	(12,652)
ABS	(b)	192	(180)	12	298
Leases	(c)	(42)	(109)	(151)	(244)
Other		(202)	267	65	(283)
IFRS		(2,658)	(3,620)	(6,278)	(12,881)

(a)       Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operating expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

(b)       ABS

As part of ABS transactions, certain financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs are generally consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that are consolidated by Deutsche Telekom. Therefore, under IFRS, both financial liabilities (as of December 31, 2004 EUR 1,563 million; thereof EUR 256 million with a maturity of less than one year) and trade receivables increase. Changes under this item are shown accordingly under net cash used in financing activities or working capital and therefore net cash from operating activities. The effects of retained discounts are no longer shown under net cash from operating activities as in German GAAP, but under financial liabilities or financial receivables and shown under net cash used in investing or used in financing activities under IFRS.

(c)       Leases

Agreements that are classified as finance leases under IFRS but as operating lease for German GAAP lead to the IFRS recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were assigned to net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

(d)       Borrowing costs

Under German GAAP, certain borrowing costs are capitalized and shown under cash outflows for investments in property. Under IFRS, the option to capitalize borrowing costs was not chosen and the payments are included in interest paid under net cash from operating activities.

(k)       Explanatory notes relating to financial instruments

Balance Sheet Disclosures

Categories of Financial Instruments

	As of December 31,2004
		Value basis for recognition
				Fair value -
	Book value	Amortized cost	At cost	recognized in equity	In profit or loss
	(millions of €)
Assets
Cash and cash equivalents (LaR)	8,005	8,005
Trade receivables (LaR)	6,732	6,732
Other receivables (LaR)	1,147	1,147
Other financial instruments
Held to maturity (HtM)	6	6
Available for sale (AfS)	1,348		211	1,137
Held for trading (HfT)	17				17
Other derivative financial instruments
Derivatives without hedging relationship (HfT)	304				304
Derivatives with hedging relationship (HA)	93			1	92

Liabilities
Trade payables (FLAC)	6,116	6,116
Debt and other financial liabilities (FLAC)	39,458	39,458
Liabilities to banks (FLAC)	3,074	3,074
Liabilities arising from finance lease (FLAC)	1,971	1,971
Liabilities arising from ABS transaction (FLAC)	1,563	1,563
Promissory notes (FLAC)	651	651
Other liabilities (FLAC)	2,781	2,781
Derivative financial instruments
Derivatives without hedging relationship (HfT)	1,136				1,136
Derivatives with hedging relationship (HA)	23			22	1

	As of December 31,2004
		Value basis for recognition
				Fair value -
Aggregated by IAS 39 measurement category, for information purposes only	Book value	Amortized cost	At cost	recognized in equity	In profit or loss
	(millions of €)
LaR	15,884	15,884
HtM	6	6
AfS	1,348		211	1,137
FAHfT	321				321
FLAC	55,614	55,614
FLHfT	1,136				1,136

LaR - Loans and Receivables

HtM - Held-to-Maturity Investments

AfS - Available-for-Sale Financial Assets

FAHfT - Financial Assets Held for Trading

FLAC - Financial Liabilities Measured at Amortised Cost

FLHfT - Financial Liabilities Held for Trading

HA - Hedge Accounting

Disclosures concerning non-exchange-traded equity instruments recognized at acquisition cost

Available-for-sale (AfS) financial assets include non-exchange-traded equity instruments for which quoted market prices are not available and no comparable transactions have occurred to provide a basis of fair value. Furthermore, expected cash flows could not be reliably determined to apply discounted cash flow analyses. In these cases, the equity investments are reflected at cost (EUR 211 million). In 2004, the Company disposed of two equity investments that were recorded at cost. The carrying amounts at the time of the sale totalled EUR 7 million, with aggregate gains of EUR 9 million realized on disposal.

Disclosures concerning available-for-sale financial assets

Changes in value resulting from the re-measurement of available-for-sale financial assets to fair value have been recognized directly in equity. The cumulative gains and losses are only recognized in earnings on disposal of the financial asset, or if there is an objective indication that other than temporary impairment exists. At December 31, 2004, net valuation gains of EUR 855 million were recognized in equity due to changes in the value of available-for-sale financial assets. These gains resulted mainly from the increase in the fair value of equity investment in MTS (OJSC Mobile TeleSystems, Moscow), which is listed on an exchange.

In connection with the disposal of available-for-sale financial assets, net gains of EUR 257 million previously recognized in equity were reflected in earnings in 2004. This amount was comprised of gains on disposals (EUR 573 million), reduced by losses on disposals (EUR 306 million) and reversals of previously recorded impairments (EUR 10 million).

Fair values of financial liabilities measured at amortized cost

The fair values for financial assets and liabilities which are carried at amortized cost are presented below. For those financial assets and liabilities which are not carried at amortized cost the fair values corresponds to the carrying value which is reflected in the table above (with the exception of financial assets available for sale that are measured at cost because their fair value cannot be measured reliably).

	As of December 31,2004
Class of financial assets and liabilities	Fair value	Book value
	(millions of €)
Assets
Cash and cash equivalents (LaR)	8,005	8,005
Trade receivables (LaR)	6,732	6,732
Other receivables (LaR)	1,147	1,147
Held-to-maturity investments (HtM)	6	6

Liabilities
Trade payables and other liabilities (FLAC)	6,116	6,116
Debt and other financial liabilities (FLAC)	44,433	39,458
Liabilities to banks (FLAC)	3,285	3,074
Liabilities arising from finance lease (FLAC)	2,036	1,971
Liabilities arising from ABS transaction (FLAC)	1,563	1,563
Promissory notes (FLAC)	742	651
Other liabilities (FLAC)	2,781	2,781

	As of December 31,2004
Aggregated by IAS 39 measurement category, for information purposes only	Fair Value	Book value
	(millions of €)
LaR	15,884	15,884
HtM	6	6
FLAC	60,956	55,614

LaR - Loans and Receivables

HtM - Held-to-Maturity Investments

FLAC - Financial Liabilities Measured at Amortised Cost

Cash and cash equivalents, trade receivables and other receivables generally have short-term maturities. Accordingly their carrying amounts at the balance sheet date approximate their fair value.

The fair value of other long-term receivables, as well as held-to-maturity financial assets with remaining maturities in excess of one year, are based on the present value of cash flows associated with these assets, giving consideration to the relevant current market rate and credit risk parameters.

Trade and other payables generally have short-term maturities. Accordingly their carrying amounts at the balance sheet date approximate their fair value.

Nearly all bonds and other securitized liabilities are exchange-traded. Their fair value is equal to the nominal value multiplied by the quoted market price at the balance sheet date.

The fair value of liabilities to banks, promissory notes and similar instruments as well as other financial instruments are measured at the present value of the payments associated with the liabilities, based on the relevant applicable yield curve as well as Deutsche Telekom’s credit spread.

Income Statement Disclosures

Net income effects from financial instruments contained in “other financial income (expense)”

	For the year ended December 31, 2004
	Expenses	Income
	(millions of €)

Net value gains (losses) from fair value adjustments to financial assets		67
Net value gains (losses) from fair value hedges
—from carrying amount adjustments to underlying transactions	68
—from fair value adjustments to hedging transactions		76
Impairment losses on financial assets (net of write-downs and write-ups) (1)	22
Net gains/losses from the disposal of financial assets		261

(1)        excluding impairment losses on derecognition of trade receivables

Impairment losses on financial assets

Impairment losses of EUR 764 million (impairment losses: EUR 857 million; results of impairment losses: EUR 93 million) were recognized on loans and receivables in 2004. These impairments mainly related to write-downs on trade receivables and write-offs on uncollectible accounts. In addition, EUR 10 million in impairment losses on available for sale financial instruments were recognized in the 2004 financial year, where the impairment was determined to be other than temporary.

Collateral

As of December 31, 2004, the Company had provided the following financial assets as collateral for financial liabilities:

Book Value
(millions of €)

Cash and cash equivalents
—Cash deposits in connection with ABS transactions	82
—Other	2
Receivables
—in connection with collateral agreements	220
—in connection with ABS transactions	1,612
1,916

In connection with the Company’s asset-backed securitization (“ABS”) transactions, trade receivables totaling EUR 1,612 million and cash deposits totaling EUR 82 million were pledged as collateral to third parties.

Cash and cash equivalents not related to ABS transactions (other), represent guarantees for finance lease commitments or in connection with commitments linked to government subsidies at December 31, 2004.

At December 31, 2004, receivables totaling EUR 220 million were used as collateral for guarantees for default risk arising from derivatives transactions.

In 2004, we accepted a total of EUR 22 million in cash collateral as guarantees for receivables arising from the marketing of mobile communications services. As of the balance sheet date, such collateral was neither sold nor passed on as collateral.

Hedge Accounting

Fair Value Hedges

In 2004, we used interest rate swaps and forward interest rate swaps (pay variable/receive fixed) in EUR, GBP and USD to hedge the fair value risk of fixed interest liabilities. The designated underlying transactions are fixed-interest bonds in EUR, USD and GBP. Changes in the value of the underlying transactions arising from changes in the Euribor, USD Libor and/or GBP Libor swap rates are offset by changes in the value of the interest rate swaps. The objective of the hedging transactions is to convert the fixed-interest bonds into variable interest financial debt, thereby hedging the fair value of the financial liabilities.

The effectiveness of the hedging relationship is established prospectively using the critical terms match method according to IAS 39 AG 108 (IAS 39 “Financial Instruments: Recognition and Measurement”). The effectiveness is tested retrospectively as of every balance sheet date by performing an effectiveness test according to the dollar offset method. In this process, the cumulative changes in the value of the underlying transactions expressed in monetary units are compared to the cumulative change in the value of the interest rate swaps expressed in monetary units. The changes in the value of both transactions are calculated on the basis of the remaining future cash flows at the beginning and at the end of the test period, and are adjusted for accrued interest. All hedges were effective within the target range established in IAS 39 for the ratio of the two cumulative changes in value (between 80% and 125%). In the process of measuring effeciveness, changes in credit spreads (credit worthiness-related component) were not taken into account when determining the changes in the value of the underlying transaction.

As shown in the schedules related to the fair values of derivative financial instruments (see following section), the Company had designated interest rate derivatives of EUR 91 million, net (interest rate swaps with a positive market value of EUR 92 million, interest rate swaps with a negative market value of EUR 1 million) as hedging instruments in connection with fair value hedges at December 31, 2004.

Cash Flow Hedges — USD

In 2004, we designated several foreign exchange derivatives, (“long USD/short Euro forward contracts,”) as cash flow hedges for the equivalent amount in euros of contractual payments denominated in U.S. dollars. This involves the hedging of currently “unrecognized firm commitments” against foreign currency risk associated with changes in spot exchange rates. The designated underlyings are highly probable USD payments under software license agreements. The objective of the hedging transactions is to eliminate the exchange rate related risk of payment fluctuations.

The effectiveness of the hedging relationship is determined prospectively, using the critical terms match method according to IAS 39 AG 108. An effectiveness test according to the cumulative dollar-offset method is applied retrospectively. In this process, changes in the value of the underlying and hedge transactions are determined on the basis of spot exchange rates, and their ratio is calculated. The hedge is deemed to be effective if the ratio is between 80% and 125%.

The contractual due date of the payments, (i.e. their expected occurrence), is shown in the following table:

Nominal value (millions of USD)	Maturity
10	January 15, 2005
8	February 1, 2005
10	January 15, 2006
8	February 1, 2006
10	January 15, 2007
8	February 1, 2007
10	January 15, 2008
8	February 1, 2008
72

In 2004, the Company recognized in equity losses of EUR 8 million resulting from changes in the fair value of foreign exchange derivatives (hedging reserve). These changes in value represent the effective portion of the hedging relationship. Since the earliest payments are due in 2005, no amounts recognized in equity were reflected in earnings.

As shown in the schedule related to the fair values of derivative financial instruments (see following section), the Company designated foreign currency forward contracts with a negative market value of, in aggregate, EUR 17 million as hedging instruments in connection with cash flow hedges at December 31, 2004.

Cash Flow Hedges - GBP

In 2004, Deutsche Telekom further designated a number of derivatives (“pay fixed/receive variable GBP interest rate swaps”) as cash flow hedges of future interest payments under syndicated loans in an aggregate notional amount of GBP 500 million. These swaps were entered into as a hedge of the interest rate change risk of variable interest payments arising from recognized liabilities. The designated underlying transactions are variable interest payments (reference interest rate GBP 6 month Libor) on syndicated loans. The objective of the hedge transactions is to convert borrowings at variable rates into borrowings at fixed interest rates; credit worthiness risk is not part of the hedges.

The effectiveness of the hedging relationships is examined in each case on the basis of prospective and retrospective effectiveness tests. The cumulative dollar-offset method is used for retrospective effectiveness testing. In connection with prospective testing, the parameters relevant to the measurement of the underlying and hedging transactions are compared. Both tests demonstrated a highly effective hedging relationship.

The interest payment dates and fixing dates are shown in the following table:

Nominal value (millions of GBP)	Fixing	Maturity
250	September 30, 2004	March 31, 2005
	March 31, 2005	September 30, 2005
	September 30, 2005	March 31, 2006
250	September 30, 2004	March 31, 2005
	March 31, 2005	September 30, 2005
500

In 2004, the Company recorded in equity gains of EUR 10 million resulting from changes in the fair value of interest rate derivatives (hedging reserve). These changes in value represent the effective portion of the hedging relationship. In 2004, a non-material amount for ineffective changes in the value of interest rate derivatives was recognized in “other financial income (expense)”. Since the earliest payments are due in 2005, no amounts recognized in equity were recognized in earnings.

As shown in the schedule related to the fair values of derivative financial instruments (see following section), the Company designated interest rate swaps with an aggregate negative market value of EUR 5 million as hedging instruments in connection with cash flow hedges at December 31, 2004.

.

Net Investment Hedge

In 2004, the Company continued its use of fixed-interest USD bonds and foreign exchange derivatives to hedge the foreign currency risk associated with redeemable preferred stock in T-Mobile USA in the amount of USD 5,000 million. The shares in T-Mobile USA (underlying transaction) represent a net investment in a foreign operation. The objective of the hedge is to eliminate the exchange rate-related risk associated with a possible redemption of the shares.

The effectiveness of the hedging relationships is examined on the basis of prospective and retrospective effectiveness tests. In the retrospective effectiveness test, spot price-related changes in the value of USD bonds since the initiation of the hedge are compared to the changes in the pro-rata spot price-related changes in the value of the shares. In addition, the spot price and interest rate-related changes in the value of the foreign exchange swap are compared to the corresponding change in the value of a hypothetical derivative for which the parameters that are relevant to its value coincide with those for the actual derivative according to method B of IAS 39 IGF 5.5. The prospective effectiveness test is performed on the basis of the critical terms match method according to IAS 39 AG 108. Since both the nominal volume, as well as the currency of the underlying and hedge transactions are identical, there are no ineffective components.

In 2004, gains of EUR 302 million resulting from spot price-related changes in the value of USD bonds as well as spot price and interest rate-related changes in the value of foreign exchange futures transactions were recognized in equity (hedging reserve). As shown in the schedules related to the fair values of derivative financial instruments (see following section), the Company had designated foreign exchange futures transactions with a positive market value of EUR 1 million as hedging instruments in connection with net investment hedges at December 31, 2004

Fair values of derivative financial instruments depending on purpose and type of derivative

The following table presents the recognized fair values of the Company’s derivative financial instruments at December 31, 2004. The presentation distinguishes between those derivatives that have an effective hedging relationship under  IAS 39 (fair value hedges, cash flow hedges, net investment hedges) and those without effective hedging relationships, in addition to embedded derivatives:

As of December 31, 2004
Fair Value
(millions of €)
Assets
Interest rate swaps
—without hedging relationship	277
—in connection with fair value hedges	92
Foreign currency forward contracts
—without hedging relationship	12
—in connection with net investment hedges	1
Cross-currency interest rate swaps without hedging relationship	14
Embedded derivatives	2

Liabilities
Interest rate swaps
—without hedging relationship	(396)
—in connection with fair value hedges	(1)
—in connection with cash flow hedges	(5)
Foreign currency forward contracts
—without hedging relationship	(175)
—in connection with cash flow hedges	(17)
Cross-currency interest rate swaps without hedging relationship	(564)
Other derivatives without hedging relationship	(1)

Note (12) Reconciliation of IFRS to U.S. GAAP

The condensed consolidated financial statements of Deutsche Telekom have been prepared in accordance with IFRS, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). In general, upon the adoption of IFRS, the carrying amounts of the assets and liabilities from the consolidated balance sheet reported in accordance with German GAAP, must be measured retrospectively in the IFRS opening consolidated balance sheet as of January 1, 2003 on the basis of those IFRS standards that are required to be applied as of December 31, 2005 (see Note 1).

Application of U.S. GAAP would have affected the results of operations for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004 and 2003 and the shareholders’ equity as of June 30, 2005 and 2004 and December 31, 2004 and 2003 to the extent described below.

Reconciliation of net profit from IFRS to U.S. GAAP (unaudited):

	For the six months ended June 30,			For the years ended December 31,
	2005		2004	2004	2003
	(millions of €)

Net profit as reported in the condensed consolidated financial statements under IFRS		1,953	1,209	1,564	1,937
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	(207)	(235)	907	67
Mobile communication licenses	(b)	(103)	1,735	1,518	1,081
Fixed assets	(c)	(114)	(140)	(429)	(386)
Pensions	(d)	(14)	(28)	(127)	(11)
Financial instruments	(e)	(87)	(100)	(99)	61
Equity investments	(f)	(69)	(157)	(208)	56
Accruals and other differences	(g)	(49)	148	(361)	134
Income taxes	(h)	310	(821)	(532)	(51)
Minority interest	(i)	(8)	(5)	81	23
Net profit in accordance with U.S. GAAP		1,612	1,606	2,314	2,911

Net profit before cumulative effect of changes in accounting principle		1,612	1,606	2,314	2,827
Cumulative effect of change in accounting principle – implementation of SFAS No. 143, net of tax of EUR 59 million		—	—	—	84
Net profit in accordance with U.S. GAAP		1,612	1,606	2,314	2,911

Earnings per share in accordance with U.S. GAAP:

	For the six months ended June 30,		For the years ended December 31,
	2005	2004	2004	2003
	(millions of €)

Net profit (millions of €)
Net profit – basic and diluted	1,612	1,606	2,314	2,911
Weighted average shares outstanding (in millions)
Weighted average shares outstanding IFRS – basic	4,326	4,327	4,323	4,301
Adjustment [1]	(156)	(161)	(156)	(137)
Weighted average shares outstanding U.S. GAAP – basic	4,170	4,166	4,167	4,164
Dilutive effect of options	4	6	5	5
Weighted average shares outstanding U.S. GAAP – diluted	4,174	4,172	4,172	4,169
Earnings per share (in €)
Basic earnings per share/ADS under U.S. GAAP	0.39	0.39	0.56	0.70
Basic earnings per share/ADS before implementation of SFAS No. 143	0.39	0.39	0.56	0.68
Cumulative effect from implementation of SFAS No. 143	—	—	—	0.02
Total basic earnings per share/ADS in accordance with U.S. GAAP	0.39	0.39	0.56	0.70
Diluted earnings per share/ADS under U.S. GAAP	0.39	0.38	0.55	0.70
Diluted earnings per share/ADS before implementation of SFAS No. 143	0.39	0.38	0.55	0.68
Cumulative effect from implementation of SFAS No. 143	—	—	—	0.02
Total diluted earnings per share/ADS in accordance with U.S. GAAP	0.39	0.38	0.55	0.70

1 – Under IFRS the shares to be issued in connection with a mandatory convertible bond are required to be considered in the weighted average shares outstanding calculation for the basic earnings per share calculation. Under U.S. GAAP the shares are not considered in the calculation of weighted average shares outstanding.

On April 26, 2005, the shareholders’ meeting resolved to pay a dividend of EUR 0.62 per no par value share carrying dividend rights. This corresponds to a total dividend payment of EUR 2,586 million.

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP (unaudited):

	For the six months ended June 30,			For the years ended December 31,
	2005		2004	2004	2003
	(millions of €)

Shareholders’ equity as reported in the condensed consolidated financial statements under IFRS		46,670	46,262	45,871	43,816
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	6,396	5,442	5,915	5,424
Mobile communication licenses	(b)	(2,888)	(2,504)	(1,945)	(3,929)
Fixed assets	(c)	3,179	3,564	3,264	3,692
Pensions	(d)	(351)	(269)	(342)	(242)
Financial instruments	(e)	34	109	100	195
Equity investments	(f)	(63)	36	7	191
Accruals and other differences	(g)	(593)	79	(512)	(165)
Income taxes	(h)	297	(47)	(238)	556
Minority interest	(i)	(3,634)	(4,747)	(4,590)	(4,559)
Shareholders’ equity in accordance with U.S. GAAP		49,047	47,925	47,530	44,979

(a) Goodwill and Other Purchase Price Allocation Differences

Purchase Business Combinations

The differences between IFRS and U.S. GAAP in the determination of total purchase consideration in purchase business combinations have resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company has elected not to apply IFRS 3, Business Combinations to business combinations that occurred prior to the date of its transition to IFRS (January 1, 2003). As a result, the opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003 due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated.

The Company also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003 that were not separately accounted for under German GAAP and accordingly not in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives under U.S. GAAP.

For minority interests acquired in non-wholly-owned subsidiaries, the purchase price consideration in excess of the carrying amount of the minority interest acquired is recorded as goodwill under IFRS for transactions consummated after January 1, 2003. Under U.S. GAAP, the net assets constituting the minority interests acquired are recorded at fair value, with the purchase price amounts in excess of fair value recorded as goodwill.

In February 2005, the Company acquired an additional 16.2% of T-Online International AG (“T-Online”), a consolidated subsidiary, for EUR 1,795 million, resulting in goodwill in the amount of EUR 796 million under IFRS. For U.S. GAAP purposes an initial purchase price allocation resulted in the recognition of goodwill of EUR 558 million, customer base of EUR 276 million, trade name of EUR 15 million, software of EUR 3 million and a deferred tax liability of EUR 114 million. The customer base and trade name will be amortized over 7 years and software over 3 years. The initial purchase price allocation is preliminary and may change when completed during 2005.

Goodwill Impairment

Under both IFRS and U.S. GAAP goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. Because differences exist in the carrying amounts of cash generating units (IFRS) and reporting units (U.S. GAAP) and in the impairment test models, differences arise both in the carrying values of the units and in the carrying value of goodwill, resulting in differences in recognition and amount of impairment charges. In general, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP. Goodwill recorded under IFRS was subject to an impairment test at January 1, 2003, resulting in the recognition of impairment charges in the amount of EUR 5,953 million. In 2003 the Company recognized impairment charges for IFRS purposes only relating to T-Mobile USA and MATAV in the amounts of EUR 792 million and EUR 185 million, respectively. The impairments charges were fully reversed for U.S. GAAP purposes. The Company recorded impairment charges for both IFRS and U.S. GAAP relating to T-Mobile UK and Slovak Telekom in connection with the annual impairment test conducted in the third quarter of 2004. The charge relating to T-Mobile UK recognized for U.S. GAAP purposes was EUR 1,284 million less than that recognized under IFRS.

Dilution Gains

In 2000, T-Online issued shares in business combinations. As a result of the transactions, the Company’s ownership interest in T-Online was reduced, resulting in a “dilution gain” under U.S. GAAP. Under German GAAP the Company did not recognize the dilution gains when cash proceeds were not received. As a result goodwill under U.S. GAAP was EUR 1,085 million higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

(b) Mobile Communication Licenses

The Company recorded the historical cost of its mobile communication licenses in the opening balance sheet upon adoption of IFRS. The impairments of EUR 9,923 million recognized on the FCC licenses at T-Mobile USA in 2002 for U.S. GAAP purposes are not recorded under IFRS. All cash-generating units were tested for impairment as of January 1, 2003 and the resulting impairment charge relating to T-Mobile USA was recorded entirely against goodwill. Under both IFRS and U.S. GAAP the FCC licenses in the USA are treated as indefinite-lived assets and are not amortized but are tested for impairment annually and when indicators of impairment exist.

Under IFRS, the Company has elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile network fixed assets under U.S. GAAP. During 2003 and 2004, certain of the Company’s mobile networks in different countries were placed in use, and amortization commenced for those previously capitalized costs.

In the first half of 2004, the Company recorded an impairment charge of EUR 1,353 million under IFRS for certain U.S. mobile communications licenses in connection with the dissolution of the investment in GSM Facilities, the joint venture with Cingular Wireless. Under U.S. GAAP, the Company recorded an accrual, included in “Accruals and Other Differences” for the expected losses resulting from the dissolution of the joint venture (see Note 12(g)).

(c) Fixed Assets

The Company has reflected certain fixed assets in its opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1 (see Note 1). Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is higher than the comparable depreciation recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

Under IFRS, the Company expenses construction period site rental costs and has elected to expense finance charges on debt related to construction period capital expenditures, whereas under U.S. GAAP, construction period site rental costs and finance charges on qualifying capital expenditures during the construction period are capitalized, and subsequently depreciated or amortized over the expected period of use of the assets. This has resulted in deferrals of expense and higher carrying bases of fixed assets under U.S. GAAP.

The Company has entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, these transactions have been accounted for as financings under U.S. GAAP, due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, and gains (losses) on sales of real estate and rent expense (for operating leases) or interest expense and amortization expense (for finance leases) under IFRS.

The Company capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related cost amounts to reflect changes in discount rates. These adjustments result in differences in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP. In 2003 the Company recorded a pre-tax gain of EUR 143 million upon the adoption of SFAS No. 143.

(d) Pensions

U.S. GAAP provides for delayed recognition in net periodic pension cost and in the related liability (accrued unfunded pension cost) of certain changes in the present value of the pension obligation and in the fair value of related plan assets. Those changes, which consist of gains and losses and the effects of plan amendments, are recognized in net periodic pension cost on a systematic basis over future periods. As of January 1, 2003, there was an unrealized net actuarial loss of approximately EUR 595 million. As allowed under IFRS 1, the Company recorded all pension actuarial losses into the opening IFRS balance sheet as of January 1, 2003. Under U.S. GAAP the Company had recorded an additional minimum liability of EUR 477 million at December 31, 2002. For IFRS purposes there is no recognition of an additional minimum liability.

In 2004, a plan amendment resulted in a reduction to the pension benefit obligation amount. Under IFRS, this change in value is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the change is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants. Under IFRS, the benefits for the affected employees were fully vested and approximately EUR 100 million was recognized as a reduction to the net periodic pension cost, as compared with approximately EUR 7 million under U.S. GAAP.

(e) Financial Instruments

The following table provides a breakdown of the differences between IFRS and U.S. GAAP net income and shareholders’ equity relating to financial instruments.

	Differences in net income				Differences in shareholders’ equity
	For the six months ended		For the years ended December 31,		As of June 30,		As of December 31,
	2005	2004	2004	2003	2005	2004	2004	2003
	(millions of €)

Mandatory convertible bond	(88)	(13)	(35)	(28)	(33)	76	54	89
Fair value hedges	(5)	(72)	(38)	135	62	33	67	105
Cash flow hedges	(16)	(15)	(30)	(42)	—	—	—	—
Other	22	—	4	(4)	5	—	(21)	1
	(87)	(100)	(99)	61	34	109	100	195

Mandatory Convertible Bond

In 2003, the Company issued a mandatory convertible bond. Under IFRS the components of the mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium is being amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value was ascribed to the equity component, with the entire proceeds received recorded as a liability. In 2005, the dividend paid on the Company’s common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment is payable if the bondholder converts the bonds voluntarily prior to the maturity date or if the bondholder converts the bond at the maturity date and the arithmetic average price of the Company’s shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006 is greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP the conditional payment represents an embedded derivative and the Company has recorded the estimated fair value of the liability of EUR 67 million at June 30, 2005. For

IFRS, the conditional payment will be recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders’ equity recognized upon conversion of the bond.

Fair Value Hedges

The Company has designated certain derivatives as partial fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain designated derivatives as fair value hedges for U.S. GAAP purposes in 2003 were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders’ equity and net income.

Cash Flow Hedges

In general, there are no significant differences in the Company’s designation and accounting for cash flow hedges under IFRS and U.S. GAAP. The existing income statement differences primarily result from the reclassifications of U.S. GAAP hedging losses, previously recorded in other comprehensive income into earnings for forecasted transactions. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS were recognized in earnings.

(f) Equity Investments

The basic differences in equity investments between IFRS and U.S. GAAP pertain to the recording of the Company’s share of investee earnings and losses on the basis of IFRS and U.S. GAAP. In addition, under IFRS, the Company recorded a provision for the expected future contributions that may be required to be made to Toll Collect under certain performance and capital maintenance guarantees.

The summarized financial information of Toll Collect under U.S. GAAP is as follows:

	As of and for the six months ended June 30, 2005	As of and for the year ended December 31, 2004
	(millions of €)
Current assets	431	77
Non-current assets	445	458
Current liabilities	473	297
Non-current liabilities	1,228	1,173
Shareholders’ equity and partners’ capital	(825)	(934)

Revenues	214	—
Gross profit	74	—
Net income (loss)	(123)	(1,071)

(g) Accruals and Other Differences

In 2004, the Company recorded an accrual of approximately EUR 607 million under U.S. GAAP, to reflect the expected future losses resulting from the dissolution of the Company’s joint venture with Cingular Wireless. The Company recorded an additional loss of approximately EUR 23 million in 2005. Under IFRS, the Company recorded the expected loss as an impairment to certain intangible assets (see Note 12(b)).

The Company offers voluntary early retirement (Altersteilzeit (“ATZ”)) programs to certain employees in Germany. Under IFRS, provisions for the bonus to be paid in accordance with the voluntary early retirement programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees’ remaining service period. The

Company has accrued certain personnel restructuring costs for IFRS based on the number of employees expected to accept the company’s offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer. The Company had an accrual of EUR 156 million under U.S. GAAP for such costs at December 31, 2004. The Company  made severance payments of approximately EUR 71 million during the six months ended June 30, 2005 thereby reducing the accrual.

The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (“SPEs”). Under IFRS these SPEs are consolidated and included in the Company’s consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities (“QSPEs”) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. Under U.S. GAAP the Company has recorded a liability for the future costs to be incurred relating to the sold receivables.

Differences exist between IFRS and U.S. GAAP with respect to real estate leasehold interests which no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated.

Under IFRS liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

Under IFRS and U.S. GAAP, the total revenue amounts relating to a multiple-element arrangement are allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under U.S. GAAP, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements is the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements and related direct costs deferred and amortized over the expected duration of the customer relationship.

(h) Income Taxes

The differences relating to income taxes primarily include the deferred tax effects of other valuation differences between IFRS and U.S. GAAP. Additionally, under German tax law 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where the Company is able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, the Company has recorded a deferred tax liability for the future tax effects of undistributed earnings of foreign subsidiaries that are not essentially permanent in duration.

(i) Minority Interest

Under IFRS, minority interest is classified as a component of Shareholders’ Equity. Under U.S. GAAP, minority interest is classified outside of Shareholders’ Equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

Note (13) Additional U.S. GAAP Information

(a) Unaudited condensed consolidated balance sheets

	As of June 30, 2005	As of June 30, 2004	As of December 31, 2004
	(millions of €)
Assets
Current assets
Cash and cash equivalents	3,910	6,295	8,005
Trade and other receivables, net of allowance for doubtful accounts of €1,109, €979, and €1,034 as of June 30, 2005 and 2004 and December 31, 2004, respectively	6,093	6,699	5,237
Inventories	902	1,258	1,154
Prepaid expenses and other current assets	4,707	4,279	3,561
Total current assets	15,612	18,531	17,957

Goodwill	25,208	25,376	23,288
Intangible assets, net of accumulated amortization of €7,537, €5,035 and €5,034, as of June 30, 2005 and 2004 and December 31, 2004, respectively	32,822	32,822	31,323
Property, plant and equipment, net of accumulated depreciation of €68,937, €64,135 and €65,333, as of June 30, 2005 and 2004 and December 31, 2004, respectively	52,590	52,783	50,577
Other investments	4,048	4,248	4,353
Other non-current assets	4,943	5,445	5,068
Total assets	135,223	139,205	132,566

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	5,473	4,925	5,608
Other current liabilities	7,943	6,387	7,838
Current interest-bearing liabilities	11,764	17,358	12,568
Total current liabilities	25,181	28,670	26,014

Non-current interest-bearing liabilities	41,548	42,763	39,040
Other non-current liabilities	15,747	15,100	15,392
Total liabilities	82,475	86,533	80,446

Minority interest	3,701	4,747	4,590

Shareholders’ equity
Issued capital	10,747	10,746	10,747
Other shareholders’ equity	38,300	37,179	36,783
Total shareholders’ equity	49,047	47,925	47,530
Total liabilities and shareholders’ equity	135,223	139,205	132,566

(b) Stock-based compensation

Deutsche Telekom accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 (“APBO 25”), Accounting for Stock Issued to Employees and related interpretations, and furnishes the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.”

Under the fair value method of SFAS 123, pro forma net income and earnings per share would have been as follows (in millions of € except per share amounts):

			For the years ended
	For the six months ended June 30,		December 31,
	2005	2004	2004	2003

Net profit as reported	1,612	1,606	2,314	2,911
Add: Stock-based employee compensation expense included in reported net profit, net of related tax effects	1	8	11	18
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(6)	(18)	(23)	(67)
Pro forma net profit	1,607	1,596	2,302	2,862

Earnings per share
Basic earnings per share
as reported	0.39	0.39	0.56	0.70
pro forma	0.39	0.38	0.55	0.69
Diluted earnings per share
as reported	0.39	0.38	0.55	0.70
pro forma	0.39	0.38	0.55	0.69

(c) Pensions

The components of net periodic pension cost are as shown below:

	For the six months ended June 30,		For the years ended December 31,
	2005	2004	2004	2003
	(millions of €)

Service cost	86	79	171	140
Interest cost	127	128	255	251
Return on plan assets	(14)	(13)	(27)	(27)
Amortization	15	18	29	13
Net periodic pension cost	214	212	428	377

Substantially all of the Company’s pension obligations are domestic.

(d) New U.S. GAAP Accounting Standards adopted in 2005

On January 1, 2005, the Company adopted EITF Issue 03-16 (“EITF 03-16”), “Accounting for Investments in Limited Liability Companies” and EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock (or in-substance common stock) of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock (or in-substance common stock) that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The adoption of EITF Issues 03-16 and 02-14 did not have a material impact on the Company’s results of operations, financial position and cash flows.

Deutsche Telekom adopted the provisions of EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination” for business combinations consummated after December 31, 2004. The adoption of EITF No. 04-1 did not have a material impact on the consolidated financial position or results of operations.

On January 1, 2005, the Company adopted EITF Issue 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The adoption of this consensus did not have any impact on the calculation of earnings per share.

(e) Recently issued U.S. GAAP accounting standards

In December, 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. Deutsche Telekom will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Company is assessing the impact that the implementation of SFAS 123 (R) will have on its consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share Based Payment.” SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company is assessing the effects of this SAB and will adopt SAB 107 concurrently with the adoption of SFAS No. 123(R) with effect from January 1, 2006.

In May 2005, the FASB Issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” Statement 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only affect future periods’ consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Interpretation is effective no later than December 31, 2005. The cumulative effect of initially applying the Interpretation will be recognized as a change in accounting principle. The adoption of FIN 47 is not expected to have a material impact on the consolidated financial position or results of operations.

In June 2005, the FASB issued FASB Staff Position (“FSP”) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations.” The FSP provides guidance on the accounting for obligations associated with the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment. Under the FSP, commercial users of electronic equipment are required to apply the provisions of SFAS 143, “Accounting for Asset Retirement Obligations,” and FIN 47, “Accounting for Conditional Asset Retirement Obligations,” for obligations associated with historical waste. The Company is required to apply the guidance of this FSP on the later of (i) the date of effectiveness of the law by the applicable EU-member country or (ii) first reporting period ending after June 8, 2005. Deutsche Telekom currently is assessing the impact that the adoption of FSP FAS 143-1 will have on its consolidated financial position or results of operations.

In June 2005, the Emerging Issues Task Force addressed an employer’s accounting for early retirement programs supported by the German Government in Issue 05-5, “Accounting for the Altersteilzeit (“ATZ”) Early Retirement Program and Similar Type Arrangements.” (“EITF 05-5”). The Task Force reached a consensus in EITF 05-5 that benefits provided under Type II ATZ arrangements (as defined) should be accounted for as a termination benefit under SFAS 112, “Employers’ Accounting for Post employment Benefits,” with recognition of the benefits costs over the service periods, commencing at the time the individual employees enroll in the ATZ arrangements. The consensus is effective for periods beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on the consolidated financial position or results of operations.

In June 2005, the Emerging Issues Task Force reached a consensus in EITF Issue 05-6, “Determining the Amortization Period for Leasehold Improvements” that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term (that includes reasonably assured lease renewals as determined on the date the leasehold improvements are acquired). The consensus is effective for leasehold improvements acquired in periods beginning after July 1, 2005. The adoption of EITF 05-6 is not expected to have a material impact on the consolidated financial position or results of operations.

Note (14) Subsequent events

In August, T-Mobile Austria entered into an agreement with Western Wireless Austria Corporation, Little Rock, USA, to acquire full control of the Austrian mobile communications operator tele.ring Telekom Service GmbH, Vienna. The agreed purchase price is EUR 1.3 billion. The transaction is subject to approval by the Austrian telecommunications regulator as well as the European Commission.

In July 2005, Commerzbank AG exercised a call option to purchase 21.3% of stock in comdirect bank AG held by T-Online International AG. Pursuant to the call option, T-Online has sold 30 million shares in comdirect bank to Commerzbank for gross proceeds of approximately EUR 187 million.

In July 2005, the Federal Republic of Germany (Chamber of the Federal States (Bundesrat) and the German Federal Parliament (Bundestag) passed into law the Federal Postal and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation).This legislation is intended to ensure the funding of the health insurance fund for civil servants (Postbeamtenkrankenkasse). The Company is currently evaluating the effects that this new legislation could have on its consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion, which has been prepared on the basis of IFRS, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2005. However, those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F. For a discussion of the principal differences between German GAAP and IFRS, see Notes (1) and (11) to the financial statements contained in this Report. For a discussion of the principal differences between IFRS and US GAAP, see Note (12) to the financial statements contained in this Report.

The strategies and expectations referred to in the following discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” contained in this Report and “Forward-Looking Statements” and “Item 3. Key Information – Risk Factors” contained in our Annual Report on Form 20-F for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Report.

INTRODUCTION

New accounting principles as of January 1, 2005

Commencing January 1, 2005, we converted our accounting standards from German GAAP to IFRS. The effects of this conversion on our key performance indicators will vary. For example, it is expected that total revenue will change only slightly, while net income and shareholders’ equity will increase relative to German GAAP figures primarily due to the discontinuation of the amortization of goodwill and U.S. mobile communications licenses. For more information, see “Note (1) Transition to IFRS and summary of accounting policies” included in this Report.

Strategic realignment

As previously reported, we repositioned our company from a technology company into a customer-oriented service provider. In an effort to become the leading integrated telecommunications service provider in the industry and the fastest-growing telecommunications company in Europe, we began to concentrate on our three key strategic markets that will allow us to focus more intensively on customer needs. As of January 1, 2005, we replaced our four-pillar structure with three strategic business areas (“SBAs”):

•                  Broadband/Fixed Network – which is responsible for the consumer and carrier segment as well as technical infrastructure through the combination of the T-Com and T-Online business units, along with the transfer of ICSS from T-Systems to T-Com as well as other transfer of units between T-Com and T-Systems. In the past four years, we have helped transform broadband communications in Germany into a consumer mass market. In the future, the Group will offer its customers an even broader portfolio of information, communication and entertainment services, which will be delivered directly to homes via broadband technology. The products and services offered will range from personalized Internet packages to film and television.

•                  Mobile Communications – responsibility for which remains with T-Mobile. Until now, a key feature of the market for mobile data communications has been the variety of technologies and networks, such as GSM, UMTS and WLAN. The important features for users are not, however, technical standards, but rather high-quality mobile services and good value. In order to provide customers with high-speed mobile data transmission and convenient use of mobile products and services, T-Mobile is focusing on all three technologies and is linking them together. It also offers innovative products and services at simple and transparent rates with clear added value for customers.

•                  Business Customers – services which are provided by T-Systems Enterprise Services for multinational business customers and T-Systems Business Services for medium-sized and large business customers. The new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus to refine its customer support. The “everything under one roof” policy ensures improved customer proximity in the complex business customer segment where T-Systems acts as professional liaison and contact for all IT and telecommunications services. T-Systems provides the entire range of ICT (Information and Communications Technology) products and services with a commitment to “business flexibility.” Thus, T-Systems creates added value for business customers by helping to make operating processes more flexible and efficient.

Excellence Program

Our new structure permits us to focus on the key growth sectors of the industry. At the same time, the individual strategic business areas are able to increase their focus on their respective customer segments. Such measures have set the course for comprehensive customer orientation, for which we have established as a “customer centricity” benchmark throughout our Group. Our goal is to create added value for the customer while achieving profitable growth for our Group companies.

A far-reaching transformation program known as the Excellence Program was launched at the beginning of 2005. It supports the successful realization of the growth potential that emerged following the strategic realignment of the Group towards three growth areas: Broadband/Fixed Network, Mobile Communications and Business Customers.

The Excellence Program has three key elements, which, if successfully implemented, will help us achieve our strategic goals:

•                  Growth programs of the three strategic business areas;

•                  Group-wide initiatives to tap the potential of the entire Group; and

•                  Changing our corporate culture on a sustained basis to achieve excellence from the customer’s perspective.

Growth programs

In the Broadband/Fixed Network strategic business area, “Re-Invent” is T-Com’s program for achieving a profound change. The cornerstones of the program are activities for more innovation and growth, measures aimed at increasing efficiency and quality as well as a major change in culture, putting the customer at the center of our thinking. For T-Com, expanding its portfolio of integrated products on the basis of broadband communication is an important factor in the drive for growth. It is expanding its existing broadband portfolio with this in mind. The introduction of T-DSL 6000, for example, doubles the maximum available downstream bandwidth.

T-Mobile is anticipating future market developments with “Save for Growth.” Savings of approximately EUR 1 billion per year are planned in the medium term, a significant proportion of which will be reinvested in measures to safeguard T-Mobile’s market position and achieve growth targets. The main focuses are: attractive, simple mobile communications rates, further development of the mobile Internet and the seamless integration of various network platforms (seamless mobility). The first results are already apparent for our customers: Besides the new rate variants Relax 50 eco and Relax 100 eco, the range of target group-specific products was further expanded with the CombiCard Teens and the Relax Local rate. The launch of the innovative “web’n’walk” product marked the start of open, easy-to-use mobile Internet access.

With “Focus on Growth”, T-Systems is pursuing its goal of becoming Europe’s leading ICT (Information and Communications Technology) service provider. This program focuses primarily on improving sales efficiency, enhancing T-Systems’ portfolio of products and services, operational excellence by improving internal processes, increasing efficiency through cost management, and mobilizing employees through hands-on value management. T-Systems’ greater focus on the needs of business customers is also reflected by the new services it provides: the “European Banking Services” industry solution, for example, and additional services for full business process outsourcing.

Group-wide initiatives

Group-wide initiatives coordinate activities that leverage the benefits of an intelligently integrated telecommunications provider through close cooperation between the strategic business areas. The main aims are to focus products and internal processes to an even greater extent on customer needs, and to reduce costs. In the first six months of 2005, for example, considerable progress was made on the implementation of the customer service promises, including improvements in the service provided by hotlines, in T-Punkt stores and via written correspondence.

Corporate culture

The successful implementation of the strategic goals is supported by activities aimed at initiating a Group-wide cultural change. For example, all top executives are to spend at least five days a year in direct contact with customers, in working environments such as T-Punkt stores, call centers and technical units. The experience gained to date has already generated potential for further improvements.

RECENT DEVELOPMENTS

Deutsche Telekom and T-Online merger.

Deutsche Telekom and T-Online entered into a merger agreement on March 8, 2005 agreeing on the merger of T-Online into Deutsche Telekom. T-Online’s shareholders’ meeting approved the merger agreement on April 29, 2005 with 99.46 % of the votes cast, inclusive of shares of T-Online held by us. The merger agreement did not require the approval of the annual shareholders’ meeting of Deutsche Telekom on April 26, 2005. The merger will become effective upon its registration in the commercial registers of the companies involved. A number of shareholders have filed contestation suits with the Darmstadt Regional Court challenging the approval resolution of the shareholders’ meeting of T-Online International AG. Such contestation suits currently still prevent the registration of the merger in the commercial code.

MATÁV rebranded as Magyar Telekom.

MATÁV, the Hungarian subsidiary of Deutsche Telekom AG, was renamed Magyar Telekom on May 6, 2005. This rebranding was the final step in the process of introducing the Group brand to the Hungarian market. Consequently, Magyar Telekom will benefit not only from the strong family of “T” brands, which have acquired an international reputation for quality, efficiency and innovation, but the former MATÁV units and subsidiaries are now united under the common roof of the “T” brand. The introduction of the new brand name will be supported by the introduction of innovative new rates.

Moody’s Upgrade.

Moody’s has upgraded our senior unsecured debt rating from Baa1 to A3. This means we now have ratings of A- or A3 with all major rating agencies, including Fitch (A- – stable outlook), Moody’s (A3 – stable outlook) and Standard & Poor’s (A- – stable outlook). The rating agency Fitch has upgraded our short-term rating from F2 to F1. This upgrade in ratings will have a positive impact on the interest rates relating to certain indebtedness.

WiMAX pilot launched in June 2005.

T-Com plans to further increase broadband coverage with new wireless WiMAX technology. T-Com has been testing this WiMAX technology under actual operating conditions in the Bonn area since June 29, 2005 in order to assess the capabilities of the new system. The purpose of this pilot project, which is scheduled to run through March 31, 2006, is to determine how a broadband infrastructure with WiMAX technology can be economically introduced into the marketplace. WiMAX stands for “Worldwide Interoperability for Microwave Access,” a standard for broadband wireless access networks based on the IEEE 802.16-2004 microwave standard.

Subscriber lines – Decision of the Federal Network Agency.

The Federal Network Agency (Bundesnetzagentur), the former Regulatory Authority for Telecommunications and Posts (the former “German telecommunications regulator”), approved a monthly charge of EUR 10.65, as compared to a monthly charge of EUR 11.80, for the most important variant of the subscriber line (copper wire pair) with effect from April 1, 2005. The Federal Network Agency justified the reduction in charges partly on the basis of their perception of lower costs of capital, due to lower interest rates, which fell from 8 % to 7.15%.

T-Online expands in the fast-growing French market.

T-Online is building its own network infrastructure in France in order to take advantage of the growth opportunities in the DSL market. This is the first step, as announced on June 7, 2005, towards implementing T-Online’s growth strategy in the European broadband market. After building up a network on the basis of the ADSL 2+ standard, T-Online will proceed with the implementation of a network based on the VDSL2 standard.

T-Online acquires Spanish network operator.

In June 2005, T -Online acquired the Spanish network operator Albura (Red Eléctrica Telecommunicaciones, S.A.). This event was an important step in the execution of T-Online’s strategy of expanding its business in the European broadband market. This acquisition has given T-Online access to a full-coverage nationwide network as well as its own infrastructure based on local loop unbundling technology, thereby laying the groundwork for the continued roll-out of triple-play and other products. T-Online paid EUR 35 million for the acquisition of Albura, which has financial liabilities of EUR 26.5 million. T-Online now holds 100 % of the shares.

web’n’walk: T-Mobile launches mobile Internet in Germany and Austria.

T-Mobile began offering open Internet service on mobile phones. The first web’n’walk services are currently available in Germany and Austria. T-Mobile customers are now able to access their favorite web sites to obtain information and utilize entertainment programs while on the move. Four mobile phones equipped with technical features and details designed to further enhance the convenience, usefulness and speed of mobile Internet access are currently available: the Side-kick II, the MDA compact, the Nokia 6680 and the new SDA model. To promote the launch of web’n’walk in Germany, T-Mobile has introduced new, volume-based data options.

T-Mobile USA receives highest honors for excellent customer care performance.

An independent market study conducted by J. D. Power and Associates named T-Mobile USA the national mobile carrier with the highest level of customer satisfaction in the business customer segment. For the second year in a row, T-Mobile USA was named the provider with the best customer service of all five national mobile carriers.

Ninth mobile subsidiary rebranded.

After EuroTel was renamed T-Mobile Slovensko, the Slovak subsidiary has become the ninth national company to bear the name of our mobile communications subsidiary, T-Mobile. After a three-week rebranding phase, the name change was fully implemented in Slovakia in early May 2005.

T-Systems to take over business operations of ALLDATA Systems.

Our Business Customers strategic business area will acquire the business operations of the IT services provider and software developer, ALLDATA Systems GmbH. This acquisition represents another important step in the strategic development of the
T-Systems Financial Services business unit into a full-range provider of services to financial and insurance companies. ALLDATA’s products and services will enhance T-Systems’ ability to offer solutions to the banking and insurance sectors that are tailored to their business processes.

Potential acquisition of Austrian mobile operator, tele.ring.

In August, T-Mobile Austria entered into an agreement with Western Wireless Austria Corporation, Little Rock, USA, to acquire full control of the Austrian mobile communications operator tele.ring Telekom Service GmbH, Vienna. The agreed purchase price is EUR 1.3 billion. Upon consummation of the transaction, T-Mobile Austria expects the number of mobile subscribers of the combined company to increase to more than 3 million (an expected market share of approximately 37%). The transaction is subject to approval by the Austrian telecommunications regulator as well as the European Commission.

Exercise of call option on shares of comdirect.

In July 2005, Commerzbank AG exercised a call option to purchase 21.3% of stock in comdirect bank AG held by T-Online International AG. Pursuant to the call option, T-Online has sold 30 million shares in comdirect bank to Commerzbank for gross proceeds of approximately EUR 187 million.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.(1)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Net revenue	14,748	14,377	29,124	28,267	57,360
Cost of sales	(7,649)	(8,971)	(15,175)	(16,190)	(31,559)
Gross profit	7,099	5,406	13,949	12,077	25,801
Selling expenses	(3,507)	(3,072)	(6,941)	(6,279)	(12,837)
General and administrative expenses	(1,058)	(1,148)	(2,095)	(2,182)	(4,505)
Other operating income	354	473	633	834	1,718
Other operating expenses	(279)	(375)	(597)	(750)	(3,916)
Profit (loss) from operations	2,609	1,284	4,949	3,700	6,261
Finance costs	(792)	(895)	(1,535)	(1,789)	(3,354)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	77	26	945
Other financial income (expense)	(31)	119	(45)	(157)	(334)
Financial expense, net	(782)	(696)	(1,503)	(1,920)	(2,743)
Profit before income taxes	1,827	588	3,446	1,780	3,518
Income taxes	(763)	111	(1,249)	(319)	(1,528)
Profit after income taxes	1,064	699	2,197	1,461	1,990
Profit attributable to minority interests	121	122	244	252	426
Net profit	943	577	1,953	1,209	1,564
Earnings per share(2) /ADS(3), basic and diluted (€)	0.22	0.14	0.46	0.29	0.38

(1)         Different from the amounts reported in the previous year due to the adoption of IFRS. For further information, please refer to Note (1) to the financial statements contained in this Report.

(2)         Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.

(3)         One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

Net Revenue

We have increased our net revenue for the six-month period ended June 30, 2005 by approximately EUR 0.9 billion, to approximately EUR 29.1 billion, as compared to the six-month period ended June 30, 2004. Our net revenue in the second quarter of 2005 grew by approximately EUR 0.4 billion, or 2.6%, as compared with the second quarter of 2004. Changes in the composition of the Group (approximately EUR 0.2 billion from T-Mobile Slovensko (formerly EuroTel) and Telekom Montenegro), were offset by negative exchange rate effects, predominantly from the translation of U.S. dollars, amounting to approximately EUR 0.2 billion.

The main contributor to increase in net revenue was the Mobile Communications strategic business area, where revenue increased year-on-year, both in the second quarter of 2005 and in the first six months of 2005, by approximately 8 % respectively. In addition to the effects from the first-time consolidation of T-Mobile Slovensko, this increase is mainly attributable to the growing number of subscribers, particular at T-Mobile USA.

Revenue in the Business Customers strategic business area in the first half of 2005 developed at the prior-year level and decreased by approximately 2 % in the second quarter of 2005 as compared with the second quarter of 2004. The positive development of revenue in the Enterprise Services business unit – particularly in the areas of Computing & Desktop Services and Telecommunications – was unable to fully compensate for the revenue decrease in the Business Services business unit.

The total revenue recorded in the Broadband/Fixed Network strategic business area decreased as compared with the prior-year three and six month periods. While revenue at T-Online rose, it was unable to fully compensate for the revenue decline at T-Com. The positive revenue development at T-Online is mainly attributable to the continued systematic development of the broadband market. T-Com recorded offsetting effects: revenue growth from broadband lines based on DSL technology offset by a higher decline in revenue from call minutes. The losses in call revenues are the result of a rising level of fixed-mobile substitution, losses of market share, and price effects as a consequence of a reduction in rates.

The following table shows the contributions of our strategic business areas to our total revenue before elimination of inter-segment revenue.

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Broadband/Fixed Network	6,489	6,809	13,127	13,750	27,010
Mobile Communications	7,197	6,649	13,943	12,921	26,527
Business Customers	3,206	3,272	6,330	6,347	12,957
Group Headquarters and Shared Services	883	882	1,736	1,748	3,526
Total revenue	17,775	17,612	35,136	34,766	70,020
Inter-segment revenue	(3,027)	(3,235)	(6,012)	(6,499)	(12,660)
Net revenue	14,748	14,377	29,124	28,267	57,360

Intersegment revenues decreased by EUR 0.2 billion, or 6.4% to EUR 3.0 billion in the first half of 2005 from EUR 3.2 billion in the first half of 2004. The decrease was mainly due to lower revenues generated by T-Com from other group units primarily as a result of price adjustments for wholesale products.

The contribution of the strategic business areas to Group net revenue (after elimination of inter-segment revenue) is presented below:

Net revenue (excluding inter-segment revenue)

	For the six months ended June 30, 2005	Proportion of net revenues of the Group (%)	For the six months ended June 30, 2004	Proportion of net revenues of the Group (%)	Change	% Change	For the twelve months ended December 31, 2004
	(millions of €, except where indicated)

Broadband/ Fixed Network	10,966	37.7	11,262	39.8	(296)	(2.6)	22,409
Mobile Communications	13,493	46.3	12,338	43.7	1,155	9.4	25,450
Business Customers	4,534	15.6	4,536	16.0	(2)	n.m.	9,241
Group Headquarters & Shared Services	131	0.4	131	0.5	0	n.m.	260
Net revenue	29,124	100.0	28,267	100.0	857	3.0	57,360

n.m. – not meaningful

Mobile Communications generated more than 46 % of net revenue of the Group. The Broadband/Fixed Network strategic business area’s contribution to net revenue decreased slightly from the prior year to approximately 38%. The Business Customers strategic business area remained at the prior-year level at just under 16%.

Net revenue by geographic area

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Domestic (Germany)	8,522	8,675	17,121	17,186	34,748
International	6,226	5,702	12,003	11,081	22,612
Proportion generated internationally (%)	42.2	39.7	41.2	39.2	39.4
Europe (excluding Germany)	3,310	3,291	6,425	6,515	12,952
North America	2,852	2,320	5,444	4,391	9,301
Other	64	91	134	175	359
Net revenue	14,748	14,377	29,124	28,267	57,360

In the first six months of 2005, the proportion of revenue generated outside Germany increased by 2 percentage points year-on-year to over 41%. At over 42%, the proportion of revenue generated outside Germany in the second quarter of 2005 is also higher than in the same quarter in 2004. The key factor behind this increase is the sustained positive development of revenue at T-Mobile USA. Domestic revenue in the first half of 2005 remained at the same level as in the first half of the previous year. A slight quarter-on-quarter decrease was recorded.

Cost of Sales

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	7,649	8,971	15,175	16,190	31,559

The decrease in the cost of sales by approximately EUR 1.0 billion compared with the first half of 2004 is primarily due to the development in the Mobile Communications and Broadband/Fixed Network strategic business areas. In particular, the non-recurrence of the impairment loss on mobile communications licenses in the United States of approximately EUR 1.4 billion charged in the previous year had a positive impact on Mobile Communications in the current year.

Selling expenses

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	3,507	3,072	6,941	6,279	12,837

The EUR 0.7 billion increase in selling expenses in the first half of 2005 relates in particular to the rise in expenses at T-Mobile USA following the growth in the number of T-Mobile stores, as well as to higher customer acquisition costs. Additionally, the Broadband/Fixed Network strategic business area continued to incur higher selling expenses, in particular at T-Online in connection with advertising campaigns for broadband and entertainment services.

General and administrative expenses

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	1,058	1,148	2,095	2,182	4,505

General and administrative expenses decreased by EUR 0.1 billion compared with the first half of 2004. The decline in general and administrative expenses at Group Headquarters & Shared Services were offset by higher expenses in the Broadband/Fixed Network strategic business area, in particular at T-Com.

Profit from operations

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004

Total Group	2,609	1,284	4,949	3,700	6,261

At EUR 2.6 billion, profit from operations in the second quarter of 2005 was double the profit from operations of approximately EUR 1.3 billion recorded in the same period of the prior year. Comparing the first half of 2005 with the same period in 2004, the profit from operations increased by EUR 1.2 billion, or 34%, to EUR 4.9 billion. Profit from operations increased year-on-year in the Mobile Communications and Business Customers strategic business areas and at Group Headquarters & Shared Services. In the Mobile Communications strategic business area, the non-recurrence of the impairment loss related to mobile communications licenses in the United States charged in the prior-year period amounting to approximately EUR 1.4 billion had a positive effect. Profit from operations in the Broadband/Fixed Network business area declined.

Financial income (expense), net

Financial income (expense), net consists primarily of finance costs, share of profit (loss) of associates and joint ventures accounted for using the equity method, and other financial income (expense).

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004

Financial expense, net	(782)	(696)	(1,503)	(1,920)	(2,743)
Finance costs	(792)	(895)	(1,535)	(1,789)	(3,354)
Interest income	76	93	175	222	376
Interest expenses	(868)	(988)	(1,710)	(2,011)	(3,730)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	77	26	945
Other financial income (expense)	(31)	119	(45)	(157)	(334)

Net financial expense decreased by EUR 0.4 billion compared to the first half of 2004. This development was due primarily to the reduction in interest expense as a result of lower financial liabilities. In addition, the first quarter of 2004 included expenses for Toll Collect, which impacted the share of profit/loss of associates and joint ventures accounted for using the equity method. No such expenses were recorded in the first half of 2005. The positive effects from foreign currency translation in particular impacted other financial income/expense.

Personnel costs

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	(3,367)	(3,384)	(6,709)	(6,718)	13,342

For the second quarter and the first half of 2005, personnel costs remained essentially unchanged as compared to the respective periods in the prior year. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period (particularly at T-Com’s Eastern European subsidiaries within the Broadband/Fixed Network strategic business area and at Vivento at Group Headquarters & Shared Services) were primarily offset by an increase in collectively agreed wages and salaries in Germany and staff expansion at T-Mobile USA.

The personnel cost ratio (personnel costs divided by net revenue) for the first half of 2005 amounted to 23 % and thus improved by approximately 0.8 percentage points year-on-year.

Depreciation, amortization and impairment losses

	For the three months ended June 30,		For the six months ended June 30		For the year ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Amortization and impairment of intangible assets	(624)	(1,757)	(1,237)	(2,058)	(5,472)
of which: UMTS licenses	(215)	(88)	(428)	(90)	(519)
of which: U.S. mobile communications licenses	—	(1,353)	(23)	(1,353)	(1,261)
of which: goodwill	—	—	—	—	(2,434)
Depreciation and impairment of property, plant and equipment	(1,986)	(1,957)	(3,931)	(3,846)	(7,656)
Total depreciation, amortization and impairment losses	(2,610)	(3,714)	(5,168)	(5,904)	(13,128)

The decrease in depreciation, amortization and impairment losses relates mainly to the non-recurrence of the impairment loss on U.S. mobile communications licenses of approximately EUR 1.4 billion charged in the previous year due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the first half of 2005, this was partially offset by an increase in the amortization of UMTS licenses by approximately EUR 0.3 billion year-on-year, as the UMTS licenses in Germany and the United Kingdom were not placed into commercial operation until the second and third quarters of 2004, respectively. Accordingly, the amortization of such UMTS licenses did not begin until the second and third quarters of 2004, respectively.

Profit before income taxes

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Total Group	1,827	588	3,446	1,780	3,518

Profit before income taxes in the first half of 2005 amounted to approximately EUR 3.4 billion in the reporting period, almost double the figure for the first half of 2004. Year-on-year, profit before income taxes in the second quarter of 2005 more than tripled. In comparison of both the first half years and the quarters, this was primarily due to the positive development of gross profit. The rise in revenue and simultaneous decrease of the cost of sales – mainly as a result of the non-recurrence of the impairment of mobile communications licenses in the United States charged in the previous year – resulted in a substantial improvement. The net financial expense also developed positively, largely due to lower interest expense.

Income tax

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	millions of € (except where indicated)

Total Group	(763)	111	(1,249)	(319)	(1,528)

The increased income tax expense for the period ended June 30, 2005 was due to improved operating results. The income tax ratio significantly increased in the first half of 2005 as against the first half of 2004. The income tax ratio in the first half of 2004 was considerably lower. This was mainly due to the reversal of valuation allowances on deferred tax assets at foreign mobile communications companies and restructuring measures in the field of mobile communications.

Net profit

	For the three months ended June 30,		For the six months ended June 30,		For the twelve months ended December 31,
	2005	2004	2005	2004	2004
	(millions of €, except where indicated)

Total Group	943	577	1,953	1,209	1,564

Year-on-year, net profit increased by more than 60 % to almost EUR 2.0 billion in the first half of 2005. This growth was largely influenced by the positive development of profit before income taxes and the factors described above.

SEGMENT ANALYSIS

Reconciliation to new structures

In this Report, we present financial figures pursuant to IFRS and our realigned strategic business areas. In 2004, we commenced implementation of “DT2005” as an evolutionary development of our strategy. As a key step, as of January 1, 2005, we created three strategic business areas: “Broadband/Fixed Network,” “Mobile Communications” and “Business Customers.” For more information, please see “Strategic Realignment.”

Segment information by strategic business area

The primary segment reporting format pursuant to IFRS has been restructured to reflect our realignment of our Group companies according to strategic business areas. The prior-year comparative presentations have been recast and restated to reflect the new structure and accounting standards.

The following tables give an overall summary of our segments for the full 2004 financial year as well as for the second quarter and first half of both 2005 and recast comparative for 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	22,409	4,601	27,010	5,545	25	(4,207)	(201)
Mobile Communications	25,450	1,077	26,527	1,510	1,177	(3,379)	(3,574)
Business Customers	9,241	3,716	12,957	570	(298)	(945)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,432)	27	(784)	(92)
Reconciliation	—	(12,660)	(12,660)	68	14	56	0
Group	57,360	—	57,360	6,261	945	(9,259)	(3,869)

For the three months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,439	1,050	6,489	1,417	6	(1,014)	(1)
Mobile Communications	6,962	235	7,197	1,263	35	(1,179)	(1)
Business Customers	2,281	925	3,206	184	1	(221)	0
Group Headquarters & Shared Services	66	817	883	(231)	(1)	(175)	(36)
Reconciliation	—	(3,027)	(3,027)	(24)	0	18	(1)
Group	14,748	—	14,748	2,609	41	(2,571)	(39)

For the three months ended June 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,609	1,200	6,809	1,455	7	(1,119)	(3)
Mobile Communications	6,372	277	6,649	36	67	(800)	(1,366)
Business Customers	2,327	945	3,272	140	7	(243)	0
Group Headquarters & Shared Services	69	813	882	(318)	(1)	(188)	(8)
Reconciliation	—	(3,235)	(3,235)	(29)	0	14	(1)
Group	14,377	—	14,377	1,284	80	(2,336)	(1,378)

For the six months ended June 30, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	10,966	2,161	13,127	2,923	9	(2,025)	(1)
Mobile Communications	13,493	450	13,943	2,229	65	(2,291)	(25)
Business Customers	4,534	1,796	6,330	364	2	(436)	0
Group Headquarters & Shared Services	131	1,605	1,736	(523)	(1)	(336)	(84)
Reconciliation		(6,012)	(6,012)	(44)	2	31	(1)
Group	29,124	—	29,124	4,949	77	(5,057)	(111)

For the six months ended June 30, 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	11,262	2,488	13,750	2,932	15	(2,199)	(5)
Mobile Communications	12,338	583	12,921	1,177	153	(1,485)	(1,366)
Business Customers	4,536	1,811	6,347	299	(141)	(475)	0
Group Headquarters & Shared Services	131	1,617	1,748	(642)	(1)	(369)	(31)
Reconciliation		(6,499)	(6,499)	(66)	0	26	0
Group	28,267	—	28,267	3,700	26	(4,502)	(1,402)

Broadband/Fixed Network

	As of June 30, 2005	As of December 31, 2004	%Change June 30, 2005/ December 31, 2004	As of June 30, 2004	%Change June 30, 2005/ June 30, 2004
	(millions, except where indicated)(1)

Broadband
Broadband lines (total)(2)	7.1	6.1	16.4	4.9	44.9
Germany(3)	6.7	5.8	15.5	4.7	42.6
of which: resale(4)	0.7	0.2	n.m.	0.0	n.m.
Central and Eastern Europe (CEE)(5)	0.4	0.3	33.3	0.2	100.0
Broadband rates (Germany and Western Europe) (6)	4.2	3.6	16.7	2.9	44.8
of which: Germany	3.7	3.2	15.6	2.6	42.3

Narrowband
Narrowband lines (total) (7)	42.1	42.8	(1.6)	43.3	(2.8)
Germany (8)	36.0	36.8	(2.2)	37.2	(3.2)
Standard analog lines	25.9	26.4	(1.9)	26.7	(3.0)
ISDN lines	10.1	10.4	(2.9)	10.5	(3.8)
Central and Eastern Europe (CEE) (5)	6.2	6.1	1.6	6.1	1.6
Magyar Telekom (9)	3.3	3.2	3.1	3.2	3.1
Slovak Telecom (ST)	1.2	1.2	0.0	1.2	0.0
T-Hrvatski Telekom (T-HT)	1.7	1.7	0.0	1.7	0.0
Narrowband rates (Germany and Western Europe) (6)	4.7	5.2	9.6	5.5	(14.5)
of which: Germany	4.5	5.0	(10.0)	5.3	(15.1)
Internet customers with a billing relationship (total) (10) (Germany and Western Europe) (6)	13.6	13.5	0.7	13.3	2.3
PAYG (11), broadband/narrowband < 30 days (Germany and Western Europe) (6)	0.7	0.9	(22.2)	0.9	(22.2)
of which: Germany	0.7	0.7	0.0	0.8	(12.5)

n.m. – not meaningful

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(1)              The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)              Lines in operation.

(3)              Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online.

(4)              Definition of resale: sale of broadband lines to alternative providers outside the Deutsche Telekom Group.

(5)              Central and Eastern Europe includes the fixed-network business of Magyar Telekom (including Maktel and Telekom Montenegro), Slovak Telecom (ST) and T-Hrvatski Telecom (T-HT). Telekom Montenegro is included in the consolidated business of Magyar Telekom (formerly MATÁV) as of the second quarter of 2005.

(6)              Customers with a billing relationship. Western Europe includes: Ya.com and Club Internet.

(7)              Since the first quarter of 2005, the number of narrowband lines rather than channels are reported.

(8)              Telephone lines excluding internal use and public telecommunications, including wholesale services.

(9)              Re-branding of MATÁV as Magyar Telekom as of the beginning of May 2005. Subscriber-line figures include Magyar Telekom’s subsidiary, Maktel and Telekom Montenegro.

(10)          Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(11)          PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area (BB/FN) consists of the business units T-Com and T-Online, and serves consumers and smaller business customers of the Deutsche Telekom Group as well as the wholesale market. T-Com is also responsible for the entire national and international network infrastructure as well as business with international network operators (International Carrier Sales and Solutions Business) and providing wholesale services to other business units of Deutsche Telekom.

In the first half of 2005, Broadband/Fixed Network once again considerably increased the number of broadband subscribers – in terms of both lines and internet customers. Of the total increase since December 31, 2004, approximately 500,000 related to DSL lines that had been sold to competitors as part of resale offers. In contrast, the number of narrowband lines and calls continued to decline as a result of competition and regulation. The number of customers subscribing to narrowband rate plans for Internet access also decreased further, in part due to migration to broadband rate plans.

T-Com

In the first half of 2005, T-Com focused its activities on increasing the mass market penetration of its broadband lines based on DSL technology. As a result, the number of broadband lines grew by 1 million to 7.1 million as compared with the end of 2004. Compared with the end of June 2004, this figure increased by 44.9%. In Germany, approximately 6.7 million lines were in operation at the end of June 2005. In the broadband retail market the number of retail broadband lines grew by 122,000 to 5.7 million compared to the end of 2004. T-Com increased sales (reselling via T-Online) in connection with new product offerings within BB/FN.

T-Com is currently focusing on attractive offers and improved technology such as DSL multiplexer (DSLAM technology). This DSLAM technology is designed to increase DSL coverage in T-Com’s broadband access network. Furthermore, T-Com and T-Mobile have further expanded the public WLAN portfolio with the introduction of a simpler and more transparent HotSpot rate system on March 1, 2005. The total number of T-Com HotSpots in operation in Germany increased to more than 4,000 at the end of June 2005. In addition, T-Com is testing a new wireless technology, WiMAX, in the Bonn area. This new technology can be employed to increase the geographical coverage of broadband lines. T-Com plans to finish the pilot project in March 2006.

In the narrowband voice sector in Germany, the decline in the number of lines in the first half of 2005 was mainly caused by customer migration to competitors and, to a lesser extent, the substitution effect caused by mobile communications. Compared with the first half of 2005, the number of narrowband lines decreased by approximately 3.2 % to 36.0 million compared with the first half of 2004. The number of T-ISDN lines decreased by 3.8 % to 10.1 million compared with the first half of 2004, primarily due to the discontinuation of the price advantage of combining T-DSL with T-ISDN (compared with T-DSL combined with an analog line), as well as continuing market saturation.

The decrease in the volume of call minutes in Germany, due in part to continued usage of call-by-call and pre-selection offers, continued in the second quarter of 2005. Another negative factor affecting the volume of call minutes is the increasing number of lines marketed by competitors in the unbundled local loop as well as the substitution of mobile phones for fixed lines. Pursuant to the order of the Federal Network Agency of April 29, 2005, the monthly subscriber line change was lowered from EUR 11.80 to EUR 10.65 retroactively as of April 1, 2005. T-Com’s loss of market share, however, slowed down in the second quarter of 2005 in all four calling areas, due to increased marketing incentives in T-Com’s local and national call areas. To counter increased penetration from call-by-call and pre-selection providers, T-Com introduced new calling plans in its local and national call areas on March 1, 2005. The new program “Wünsch Dir was” (make a wish), was provided to 8.8 million customers at the end of the second quarter of 2005. The “Wünsch Dir was” program offers T-Com’s customers a simplified product portfolio with four calling plans. T-Com’s new calling plans introduced lower prices, higher service levels and simple cost transparency. T-Com’s customers can now choose from four calling plans with flat rate components: “Call Plus” for infrequent callers, “Call Time” for the average caller, “XXL” for high volume callers and “XXL Freetime” for extra high volume callers. With the CountrySelect option, international calls can be made at attractive prices to as many as three specified foreign countries. Many extra services, such as “call waiting” and “number suppression” are also available at no charge. The new calling plans are part of T-Com’s customer focused marketing strategy. The simplification of the rate system is the first step towards streamlining the product portfolio scheduled to be implemented in the consumer segment.

The strong growth trend in the broadband sector continued in the first half of 2005 at T-Com’s subsidiaries in Central and Eastern Europe. The subsidiaries increased the number of DSL lines in operation by more than 100% year-on-year and by 38.1% since December 31, 2004 to 365,000. T-Hrvatski Telekom increased the number of DSL lines in operation to 53,000. Magyar Telekom increased the number of DSL lines in operation by approximately 73.5% year-on-year and by 21.4% since December 31, 2004 to 248,000. Slovak Telecom increased the number of DSL lines in operation to 65,000.

To focus more consistently on customer requirements, T-Com has established a new growth program “Re-invent.” In conjunction with its “Excellence” program, Re-Invent comprises three strategic initiatives designed to increase customer satisfaction as well as cost efficiency based on the economical use of personnel and resources.

T-Online

In the second quarter of 2005, T-Online International AG continued to systematically pursue the strategy announced in November 2004 to boost broadband usage, both in the German domestic market and in France and Spain. In Germany, new marketing models were a major factor contributing to the successful implementation of this strategy. In France and Spain, T-Online laid the groundwork for continued growth in the European broadband market through the focused implementation of its expansion strategy.

In Germany, T-Online increased its customer base despite increasingly strong competition. In the first half of 2005, more than 477,000 customers opted for a T-Online DSL rate plan. The marketing of an integrated product consisting of a DSL line and Internet access continued to develop very satisfactorily – 238,000 customers were added in the second quarter of 2005, following 145,000 in the first quarter of 2005.

On July 4, 2005, T-Online launched the improvements to its DSL rate portfolio that had been announced in June 2005. By introducing new rates T-Online is sending a strong signal to its competitors. In addition, a bundled product was recently launched for a limited period, which includes the option, for example, of combining these rates with a telephone line and traditional fixed-network telephone services from T-Com.

Another element of the strategy pursued by T-Online in 2005 is the Voice-over-IP (VoIP) communications service, which was unveiled at the CeBIT trade show in March 2005. High-quality hardware for the use of the VoIP technology was introduced in the second quarter of 2005 to expand the offering of this service.

The French Internet market continues to be characterized by dynamic growth and rising demand for broadband service. The creation of T-Online’s own network infrastructure, announced on June 7, 2005, represents an important step in the continuing development of its international broadband strategy.

With the acquisition of the Spanish company Albura at the end of June 2005, T-Online purchased its own network infrastructure in Spain and strengthened its position on the Iberian peninsula considerably. Albura has access to a network that covers the entire market and the technical expertise to systematically pursue T-Online’s growth strategy in Spain.

Development of operations

	For the six months ended June 30,		%	For the twelve months ended December 31,
	2005	2004	Change	2004

Total revenue(1)	13,127	13,750	(4.5)	27,010
T-Com(2)	12,423	13,069	(4.9)	25,601
T-Online(2)	1,031	988	4.4	2,012

Profit from operations	2,923	2,932	(0.3)	5,545

Depreciation, amortization, and impairment losses	(2,026)	(2,204)	(8.1)	(4,408)

Number of employees(3)	113,193	114 804	(1.4)	115,292
T-Com	110,069	111,873	(1.6)	112,329
T-Online	3,124	2,931	6.6	2,963

(1)         Total revenues including revenue between divisions.

(2)         T-Com’s prior-year results were adjusted to correspond with the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(3)         Average number of employees during the period.

The total revenue of the Broadband/Fixed Network strategic business area was EUR 13,127 million in the first half of 2005 as compared with EUR 13,750 in the first half of 2004, a decrease of 4.5%. While T-Online’s total revenue in the first half of 2005 increased by 4.4% compared with the first half of 2004, T-Com’s total revenue declined by 4.9%.

T-Com’s total revenues under the new structure decreased by 4.9% or EUR 646 million to EUR 12,423 million in the first half of 2005. T-Com’s total domestic revenue decreased by 5.4% from EUR 11,807 million in the first half of 2004 to EUR 11,171 million in the first half of 2005. The decline was due to a decrease in external revenue of EUR 330 million and revenue with other Group companies of EUR 316 million.

The decrease in external revenue was primarily due to a decrease in revenues from network communications resulting from a decline in call charges as well as due to reductions in prices and quantities sold in the wholesale services business. The reductions in wholesale services are largely due to a decrease in the number of customers supported within the International Carrier Sales and Solutions business. The decline was also due to losses in market share as well as increased fixed to mobile substitution.

The overall decline in T-Com’s total revenues was also due to a decline in revenue generated with other Group companies of EUR 316 million. Data communication revenues fell in particular due to the change in the types of products provided to T-Systems. These declines could only be partially offset by the continued growth in broadband revenues.

Revenues from the wholesale services business, including revenues for services provided to third parties as well as revenues from Group companies, decreased by 3.4% in the first half of 2005 compared to the first half of 2004. This decline is due in part to reductions in prices and quantities sold in the International Carrier Sales and Solutions Business. In addition, revenues also declined due to price reductions for complementary products provided to internet service providers. In addition, prices charged to alternative providers for access to the unbundled local loop decreased, as mandated by the Federal Network Agency, on April 1, 2005 by 9.75%, which led an increase in the number of access lines sold and therefore in revenues. The revenue increases could not fully compensate for revenue decreases in the International Carrier Sales and Solutions business in the first half of 2005. The decrease in revenues from terminal equipment was caused by continued weak demand for rented and purchased equipment as well as a change in the business model for sales of mobile terminal equipment in T-Com’s T-Punkt outlets.

Revenue from the fixed-network business in Central and Eastern Europe for the first half of 2005 amounted to EUR 1,252 million, 0.8 % lower than the corresponding prior-year figure. The decline in revenue in the fixed-network business was only partially offset by growth in broadband and data communications, while competition is increasing in Croatia as a result of the liberalization of the fixed-network voice market.

Total revenue from Magyar Telekom decreased by 2.9% in the first half of 2005 compared to the first half of 2004. Total revenue from Magyar Telekom in local currency decreased 5.4% primarily due to decrease in network revenues as a result of fixed to mobile substitution and increased competition in the fixed-network voice and ISP market. As of the second quarter of 2005, the broadband/fixed network business of Telekom Montenegro will be fully consolidated through Magyar Telekom.

Total revenue from T-Hrvatski Telecom increased by 0.7% in the first half of 2005 compared to the first half of 2004. Revenue from T-Hrvatski Telekom in local currency decreased 1% primarily due to a decrease in network revenues resulting from increased competition and fixed to mobile substitution in the local market. T-Com expects fixed-line network revenue to continue to decrease due to competition as a result of the liberalization of the Croatian telecommunication market. The Croatian government significantly reduced the license-fee for new alternative fixed-network telecommunication providers. Currently, nine new competitors are in negotiations with T-Hrvatski Telekom for interconnection agreements.

Total revenue from Slovak Telecom decreased by 4.6% in the first half of 2005 compared to the first half of 2004. Total revenue from Slovak Telecom in local currency decreased 5.5% primarily due to decrease in network revenues as a result of fixed to mobile substitution. The decrease in network revenue was partly offset by an increase in revenues from data communications and online services.

Net revenue at T-Com fell by EUR 330 million, or 3.2%, to EUR 10,029 million, compared with the fist half of 2004. This decrease was primarily the result of lower call charge revenues due to continued loss of market share to fixed-network competitors and due to the substitution effects of mobile telephones. Moreover, price reductions as well as market share losses were recorded with respect to business with international carriers.

For the first six months of 2005, T-Online generated total revenue of EUR 1,031 million, a 4.4 % increase as compared with EUR 988 million for the first six months of 2004. Revenue in the second quarter of 2005 of EUR 522 million was 2.6 % higher than in the prior quarter. The continued development of the DSL broadband market in particular resulted in increased revenue growth. The expansion of the broadband business is reflected both in the growing customer base and in the heightened acceptance of content and services. However, the reimbursement of activation charges as well as the waiving of subscription fees as part of the broadband campaign, launched in 2004 and continued into the first quarter of 2005, had a negative effect on revenue.

Profit from operations for the first half of 2005 of EUR 2.9 billion remained largely stable as compared to the first half of 2004, primarily as a result of the lower volume of depreciation, amortization and impairment losses, due to the continued restraint in
T-Com’s investment activities as well as the optimization of T-Com’s procurement conditions and network utilization.

The average number of employees in the Broadband/Fixed Network business area in the first half of 2005 was 113,193, 1.4 % lower than the corresponding prior-year period. The average number of employees at T-Com was 110,069, representing a decrease of 1,804 year-on-year, while the average number of employees at T-Online was 3,124, an increase of 193.

Personnel costs at T-Com increased 2.9 % as a result of collectively agreed wage and salary increases of 2.7 % effective January 1, 2005. Other factors included higher additions to provisions, including for partial retirement. Although T-Com reduced headcount in the first half of 2005 compared to the first half of 2004, T-Com agreed with its employees to a reduction in the number of work-hours per week from 38 to 34, which also led to an increase in personnel costs.

Mobile Communications

	As of June 30, 2005	As of December 31, 2004	% Change	As of June 30, 2004	% Change
	(millions, except where indicated)

Mobile customers(1) (total)	80.9	77.6	4.3	73.5	10.1
T-Mobile Deutschland	28.2	27.5	2.5	27.1	4.1
T-Mobile UK(2)	16.1	15.7	2.5	14.9	8.1
T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
T-Mobile Netherlands	2.3	2.3	0.0	2.2	4.5
T-Mobile CZ (Czech Republic)	4.5	4.4	2.3	4.1	9.8
T-Mobile Hungary	4.1	4.0	2.5	3.9	5.1
T-Mobile Hrvatska (Croatia)	1.7	1.5	13.3	1.4	21.4
T-Mobile Slovensko(3) (Slovakia)	1.9	1.9	0.0	1.7	11.8
Other (4) (Macedonia and Montenegro)	1.0	0.9	11.1	0.8	25.0
T-Mobile USA	19.2	17.3	11.0	15.4	24.7

(1)         The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. To facilitate comparison, the customers from newly consolidated companies have been included in the historical values.

(2)         Including Virgin Mobile.

(3)         Customers were included for the first time in the fourth quarter of 2004. Rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(4)         Other includes MobiMak (Macedonia) and MONET (Montenegro). MONET is included for the first time in the second quarter of 2005. Prior-year comparatives have been adjusted.

The T-Mobile group gained more than 1.9 million new customers in the second quarter of 2005. Of these, over 1.2 million opted for a fixed-term contract. The proportion of new customers with a fixed-term contract was again approximately 70%. T-Mobile recorded particularly high growth in the United States and Germany during the reporting period. The total number of customers in the Mobile Communications strategic business area increased by 7.4 million , an increase of more than 10%, as of June 30, 2005 as compared with June 30, 2004. The proportion of contract customers at the end of the reporting period was approximately 50 % of the total customer base, 2 percentage points higher than at the end of the first half of 2004.

With more than 970,000 net new additions, T-Mobile USA remained the strongest growth driver in the Mobile Communications strategic business area in the second quarter of 2005. Over the previous twelve months, T-Mobile USA attracted a total of 3.9 million net new customers. The company had 19.2 million customers as of June 30, 2005. T-Mobile USA has been very successful in marketing BlackBerry devices, with over 90,000 new users in the second quarter of 2005, bringing the total number of BlackBerry customers to almost 600,000. At the end of the reporting period, ARPU had declined below the comparable 2004 figures to USD 52 (EUR 41), but increased as compared with the first quarter of 2005. At 2.8%, the churn rate was lower than in the previous year. The churn rate for contract customers amounted to 2.3%.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. We believe this improves comparability with our competitors. Historical data was revised accordingly. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

In Europe, T-Mobile has successfully driven the marketing of the Relax calling plans. With the various Relax rates, customers receive a certain bucket of call minutes for defined mobile calls at a monthly package rate. Across Europe, the number of customers with a Relax contract rose by 27 % as compared with the first quarter of 2005, to approximately 3.9 million customers, representing 17 % of all European contract customers.

T-Mobile Deutschland attracted 623,000 new customers in the second quarter of 2005, out growing subscriber growth in the second quarter of 2004 and in the first quarter of 2005. We believe that this is a sign that the measures implemented as part of the “Save for Growth” program are producing initial results. With the new rate option Relax eco, customers who decide against a subsidized handset when concluding a new or extending an existing T-Mobile fixed-term contract can save up to 50 % of the monthly package price during the minimum contract term of 24 months. T-Mobile offers customers who often call a fixed-network line in Germany from their mobile phone the Relax Local option, with attractive rates for calls to two local area codes of their choice. The increase of approximately 325,000 in the number of customers using the Relax calling plans shows that T-Mobile is systematically driving forward its goal of qualified customer growth by offering attractive rates. Monthly ARPU remained constant as against the first quarter of 2005, but decreased to EUR 23 from EUR 24 in the prior-year quarter. The churn rate was further reduced to 1.3 % at the end of the reporting period.

T-Mobile UK lost 63,000 customers in the second quarter of 2005. The number of gross additions remained high as compared with the first quarter of 2005. However, this increase was not sufficient to offset the rise in the churn rate to 3.8%, which is attributable to the prepay segment in particular. The number of new contract customers rose by 12,000 and therefore remained stable at 3.1 million at the end of the reporting period. ARPU developed favorably, increasing quarter-on-quarter by EUR 2 to EUR 28; both contract and prepay customers generated a higher ARPU.

T-Mobile Netherlands and the Central and Eastern European subsidiaries in the Czech Republic, Hungary, Slovakia, Macedonia and, since the second quarter of 2005, Montenegro recorded further growth in their respective customer base. This was principally due to the fact that in all operations, except for Hungary, the churn rates declined – in some cases substantially – compared with the previous quarter. T-Mobile Austria further stabilized its subscriber numbers in a highly competitive environment. ARPU developed particularly encouragingly, increasing quarter-on-quarter in all operations despite considerable market saturation.

	For the three months ended June 30, 2005 Service Revenue millions of (€)	For the three months ended June 30, 2005 ARPU (€)	For the three months ended June 30, 2005 Average number of customers (millions)	For the three months ended June 30, 2004 Service Revenue millions of (€)	For the three months ended June 30, 2004 ARPU (€)	For the three months ended June 30,2004 Average number of customers (millions)

Service revenue
T-Mobile Deutschland	1,929	23	28.2	1,902	24	27.1
T-Mobile UK (1)	900	28	10.6	967	31	10.5
T-Mobile Austria	202	34	2.0	201	33	2.0
T-Mobile Netherlands	250	38	2.3	239	37	2.2
T-Mobile CZ (Czech Republic)	217	16	4.5	194	16	4.1
T-Mobile Hungary	249	20	4.1	237	20	3.9
T-Mobile Hrvatska (Croatia)	118	25	1.7	98	24	1.4
T-Mobile Slovensko (2) (Slovakia)	85	15	1.9	—	—	1.7
Other (3) (Macedonia and Montenegro)	42	12	1.0	29	16	0.8
T-Mobile USA	2,317	41	19.2	1,971	44	15.4

(1)         Excluding Virgin Mobile.

(2)         Fully consolidated as of the first quarter of 2005.

(3)         Other includes MobiMak (Macedonia) and MONET (Montenegro). MONET is included for the first time in the second quarter of 2005. Prior-year comparatives have been adjusted.

Mobile communications development of operations

	June 30, 2005	June 30, 2004	Change	% Change	December 31, 2004
	(millions of €, except where indicated)

Total revenue(1)	13,943	12,921	1,022	7.9	26,527
of which: T-Mobile Deutschland	4,202	4,299	(97)	(2.3)	8,745
of which: T-Mobile UK	2,001	2,241	(240)	(10.7)	4,344
of which: T-Mobile Austria	435	445	(10)	(2.2)	882
of which: T-Mobile Netherlands	523	517	6	1.2	1,046
of which: T-Mobile CZ (Czech Republic)	446	389	57	14.7	827
of which: T-Mobile Hungary	531	501	30	6.0	1,049
of which: T-Mobile Hrvatska (Croatia)	230	195	35	17.9	436
of which: T-Mobile Slovensko(2)	179	—	n.m.	n.m.	—
of which: Other(3)	76	65	11	16.9	135
of which: T-Mobile USA	5,456	4,370	1,086	24.9	9,278

Profit from operations	2,229	1,177	1,052	89.4	1,510
Depreciation, amortization and impairment losses	(2,316)	(2,851)	535	18.8	(6,953)
Number of employees(4)	49,092	46,872	2,220	4.7	47,418

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia, Macedonia, and Montenegro, as well as minority investments in Russia and Poland.

(1)         The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(2)         Fully consolidated as of the first quarter of 2005.

(3)         Other contains the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET is fully consolidated as of the second quarter of 2005.

(4)         Average number of employees during the period.

In the first half of 2005, Mobile Communications revenue increased by 7.9 % or EUR 1,022 million year-on-year. In addition to the first-time consolidation of the Slovakian mobile communications company, this increase was again principally attributable to revenue growth of EUR 1,086 million at T-Mobile USA. The operations in the Czech Republic and Hungary recorded double-digit growth rates, as did the companies in Macedonia and Montenegro combined under “Other.” In the United Kingdom, T-Mobile UK’s revenue declined by EUR 240 million, impacted in particular by the cut in mobile termination charges. In Germany, total revenue decreased by EUR 97 million, or 2.3%, as compared to the first half of 2004, largely due to the decrease in revenue from terminal equipment. T-Mobile Deutschland nevertheless succeeded in boosting its high-margin service revenues by 1.4 % or EUR 32 million.

Profit from operations rose by EUR 1,052 million, or 89%, to EUR 2,229 million compared with the first half of 2004. In the previous year, expenses of EUR 1,278 million resulting in particular from the impairment of mobile communications licenses in the United States negatively affected profit from operations. Profit from operations in the first half of 2005 was negatively impacted by higher amortization of UMTS licenses, which under IFRS can only be recognized from the start of network operations. The UMTS licenses in Germany and the UK were not amortized until the second and third quarters of 2004, respectively.

The average number of employees in Mobile Communications increased by 1,277 to 49,092 in the first half of 2005. This rise relates mainly to staff additions at T-Mobile USA and to the newly consolidated operations in Slovakia and Montenegro. In contrast, there were fewer employees at T-Mobile companies in Western Europe.

Business Customers

	As of June 30, 2005(1)	As of June 30, 2004(1)	% Change		As of December 31, 2004(1)

Enterprise Services Computing and Desktop Services
Processor capacity (MIPS)(2)	126,656	121,831	4.0		130,786
Number of servers managed and serviced (units)	38,290	34,160	12.1		35,418
Number of workstations managed and serviced (millions of units)	1.3	1.2			1.2
Proportion of support activities, Germany (%)	61.1	60.0	1.1	p	60.6
Proportion of retail, Germany (%)	38.9	40.0	(1.1	)p	39.4

Systems Integration
Hours billed(3) (millions)	5.8	5.7			11.7
Utilization rate(4) (%)	78.1	76.1	2.0	p	77.8

Business Services
Voice total revenue(3) (millions of €)	946	959	(1.4)		1,933
Data total revenue(3) (legacy/IP) (millions of €)	1,150	1,179	(2.5)		2,593
IT total revenue(3) (millions of €)	91	35	n.m.		77

n.m. – not meaningful

(1)         The total was calculated on the basis of precise figures and rounded. Percentages calculated on the basis of figures shown.

(2)         Million instructions per second.

(3)         Cumulative figures at the balance sheet date.

(4)         Ratio of average number of hours billed to maximum possible hours billed per period.

The revenue performance in the Business Customers strategic business area of the Group was stable in the first half of 2005. Although T-Systems’ total revenue was nearly unchanged as against the first of half of 2004, it decreased by approximately 2 % quarter-on-quarter. As part of its “Focus on Growth” program, T-Systems systematically expanded its business with valuable customers and increased profitability. We believe that the continued substantial increase in EBIT of 21.7 % reflects the successful implementation of the growth program.

T-Systems Enterprise Services, the business unit which provides services to big multinational corporations and large public authorities, was again a major contributor to the overall success of this business area. Enterprise Services was able to acquire new customer projects despite continued strong competition. In Computing & Desktop Services, this business unit again increased the number of servers it manages and services by approximately 12 % and the number of IT workstations it manages and services by 5.7 % as against the corresponding prior-year period. The program entitled “Enterprise Services Get in Shape,” which is part of the “Focus on Growth” initiative, for example, aims at consolidating the computing centers. This has led to a decrease in the absolute number, but an increase in the profitability of MIPS (million instructions per second).

In the Systems Integration area of the Enterprise Service business unit, the implementation of “Focus on Growth” activities has raised capacity utilization by 2 percentage points over the prior-year period. Consequently, the number of hours billed also increased.

T-Systems Business Services recorded a positive trend in the area of Hosting and IT Solutions in the first half of 2005. The Business Services business unit, which serves approximately 160,000 large and medium-sized enterprises, thus partially offset the decline in the voice and legacy data business, where T-Systems continues to face intense price and competitive pressure.

	For the three months			For the six months			For the twelve
	ended June 30,			ended June 30,			months ended
			%			%	December 31,
	2005	2004	Change	2005	2004	Change	2004
	millions of € (except where indicated)

Total revenue	3,206	3,272	(2.0)	6,330	6,347	(0.3)	12,957
Enterprise Services	2,086	2,102	(0.8)	4,127	4,009	2.9	8,248
Computing and Desktop	1,157	1,180	(1.9)	2,315	2,236	3.5	4,590
Systems Integration	399	394	1.3	785	763	2.9	1,657
Telecommunications	531	527	0.8	1,027	1,010	1.7	2,000
Business Services	1,120	1,170	(4.3)	2,203	2,338	(5.8)	4,709

Profit from operations	184	140	31.4	364	299	21.7	570

Depreciation and amortization and impairment losses	(221)	(243)	9.1	(436)	(475)	8.2	(947)
Other taxes

Number of employees(1)	51,727	52,729	(1.9)	51,521	52,544	(1.9)	51,978

(1)         Average number of employees during the period.

Total revenue

At EUR 6.3 billion, the total revenue of the Business Customers business area remained at the prior-year level. The Enterprise Services business unit increased its revenue by 2.9 % over the first half of 2004, offsetting the year-on-year decrease of 5.8 % at Business Services.

The positive trend at Enterprise Services was mainly driven by Computing & Desktop Services, the revenues of which were 3.5 % higher than the corresponding figure for the first half of 2004. This increase can, in turn, be credited primarily to the “Customer Excellence” initiative launched in connection with the “Focus on Growth” program. As a result of this initiative, the business unit was able to increase its share of customers’ ICT budgets.

The revenue generated in the Systems Integration area of the Enterprise Services business unit was 2.9 % higher than the corresponding prior-year figure. T-Systems was able to partially offset the effects of continued strong price pressure through improved capacity utilization and a higher number of hours billed.

Net revenue

At EUR 4.5 billion, the volume of business conducted with companies outside the Deutsche Telekom Group in the first half of 2005 remained at the prior-year level. The Enterprise Services unit contributed approximately EUR 2.4 billion to net revenue and the Business Services unit approximately EUR 2.1 billion. The Enterprise Services area of Computing & Desktop Services maintained its market position by generating a 4.8% growth in net revenue compared with the first half of 2004. This growth trend was driven in particular by successful activities in the area of business process outsourcing (BPO). In terms of revenue, the Enterprise Services area of Telecommunications outperformed the market. Net revenue generated in this segment was up 5.2 % on the prior-year figure.

The Business Services unit also continued to face strong price and competitive pressure. Nonetheless, net revenue increased 1.9 % quarter-on-quarter. This increase can be credited mainly to the positive performance of Hosting and IT Solutions.

Year-on-year, T-Systems increased Profit from operations in the first half of 2005 by 21.7%. This growth can be attributed in part to the lower volume of depreciation, amortization and impairment losses, but we believe that it also reflects that the cost savings and efficiency enhancement measures (“Enterprise Services Get in Shape”) implemented in connection with the “Focus on Growth” program.

The average headcount within the Business Customers business area was 51,521, representing a decrease of 1,023 employees as against the first half of 2004.

Group Headquarters & Shared Services

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core businesses of the strategic business areas. The Shared Services include Vivento, Real Estate Services, and DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers strategic business area under the T-Systems brand name.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 with the first foreign operation of the real estate group. Deutsche Telekom Immobilien und Service GmbH together with a local partner formed TELIT Szolgáltató Részvénytársaság in Hungary to provide facility management services for Magyar Telekom and third parties. In addition, since January 1, 2005, the power and air conditioning solution business for our telecommunication activities has been managed separately from GMG Generalmietgesellschaft mbH in the newly established PASM Power and Air Condition Solution Management GmbH & Co. KG.

In the first six months of 2005, Vivento continued its development by pursuing its strategy: driving external workforce reduction and filling internal Group positions with Vivento employees, as well as migrating additional staff to the Vivento business lines and driving forward internal projects. Almost 3,700 employees left Vivento in the first half of 2005. Approximately 50% of them left the Group. Since its formation approximately 16,500 employees have found jobs outside Vivento, of which almost half of them left the Group. In the first six months of the year, Vivento took over approximately 1,200 employees from the Deutsche Telekom Group. This increased the number of transferred staff to approximately 33,000 since Vivento was established. The current number of staff is approximately 16,500, approximately 750 are Vivento’s own employees/members of management, 6,350 work in either of the two Vivento business lines, and approximately 9,400 are transferees. Approximately 6,350 of these transferees were engaged on a contract or temporary basis in the first half of 2005. In total, 82 % of all Vivento employees were in employment or training as of June 30, 2005.

The first six months of the year saw the continuing successful staffing of Vivento Customer Services GmbH & Co. KG (VCS) and Vivento Technical Services GmbH & Co. KG (VTS). VCS, with its 18 sites, increased its workforce in the first half of 2005 to approximately 2,750. In addition, approximately 550 employees worked on a temporary basis at VCS as of June 30, 2005. At VTS, which offers installation and after-sales services in the field of technical infrastructure, the number of permanent employees rose to approximately 1,200. Approximately 600 employees were engaged by VTS on a temporary basis at the end of the reporting period.

Vivento created new placement opportunities during the reporting period with the “Security” project, for example. Vivento staff are deployed as receptionists and security guards at Deutsche Telekom sites all over Germany. At the end of the first six months, some 200 Vivento employees were engaged by Security Services.

Vivento’s top priority is to assist with long-term staff reductions in the Group. For this reason, in the second half of 2005, Vivento will continue to pursue its goal of placing as many employees as possible in permanent jobs inside or outside the Group. In addition to the expansion of the business lines and the realization of additional placement opportunities, emphasis will continue to be placed on cooperation with government agencies and public institutions in order to provide new career prospects, in particular to employees with civil servant status. This includes continuing the successful cooperation with the Federal Employment Agency (Bundesagentur für Arbeit) and municipal governments in connection with the Federal Government’s Hartz IV program. In this project, Vivento employees assist the Agency with support and job placements for recipients of benefits for the long-term unemployed.

	For the three months ended June 30,		For the six months ended June 30,		%	For the twelve months ended December 31,
	2005	2004	2005	2004	Change	2004
	(millions of €, except where indicated)

Total revenue(1)	883	882	1,736	1,748	(0.7)	3,526
Loss from operations	(231)	(318)	(523)	(642)	18.5	(1,432)

Depreciation, amortization and impairment losses	(211)	(196)	(420)	(400)	(5.0)	(876)

Number of employees(2)	29,997	32,787	30,432	33,853	(10.1)	32,872
Of which: at Vivento(3)	16,500	19,900	16,500	19,900	(17.1)	19,000

(1)         Total revenue includes inter-segment revenues.

(2)         Average number of employees during the period.

(3)         Number of employees as of balance sheet date, including Vivento’s own staff and management Figures rounded.

Total revenue of Group Headquarters & Shared Services decreased slightly compared with the first half of 2004. This development is attributable primarily to the decline in revenue generated in Real Estate Services – mainly because of a reduction of demand of the strategic business areas as a result of the conversion to new market-based lease models with the strategic business areas. This decline was partially offset by the revenues generated by the Vivento business lines Call Center Unit and VTS and by a slight increase in revenues at DeTeFleetServices GmbH.

Loss from operations improved by EUR 119 million compared to the first half of 2004. A main factor contributing to this improvement is the reduced workforce of Vivento compared with the same period last year. In addition, the costs of trainees and certain social services for civil servants, which had been previously reported under Headquarters’ costs are now allocated more fairly based on actual cost generation, reduced costs substantially at Group Headquarters. This is however partially offset by a decline in operating profits generated by Real Estate Services, largely due to the lower revenues generated in this area. Additionally, the result of Group Headquarters & Shared Services benefited from the impact of income from insurance refunds. Compared to the first half of 2004, the transfer payments to Vivento and charges for voluntary redundancy payments decreased. Depreciation and amortization increased slightly compared to the first half of 2004.

The average number of employees during the reporting period was 30,432. The decline from last year’s figure was principally due to a reduction in staff at Vivento.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows:

	For the six months ended June 30,
	2005	2004
	(millions of €)

Net cash from operating activities	5,815	7,204
Net cash used in investing activities	(6,974)	(3,336)
Net cash used in financing activities	(2,994)	(6,278)
Effect of foreign exchange rate changes on cash and cash equivalents	58	31
Net decrease in cash and cash equivalents(1)	(4,095)	(2,379)
Cash and cash equivalents, at beginning of period	8,005	8,684
Cash and cash equivalents, at end of period	3,910	6,305

(1)         Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net cash from operating activities

Net cash from operating activities in the first six months of 2005 amounted to EUR 5.8 billion, a decrease of EUR 1.4 billion compared with the prior-year period. In addition to the change in working capital, this is mainly attributable to tax payments; by contrast, tax refunds were recorded in the first half of 2004.

Net cash used in investing activities

Net cash used in investing activities increased to 7.0 billion as compared with EUR 3.3 billion in the same period in 2004. The main reasons for this were the increase of EUR 2.0 billion in cash outflows for intangible assets and property, plant and equipment and the increase of EUR 1.9 billion in cash outflows for investments in fully consolidated subsidiaries. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, as well as investments in the Mobile Communications strategic business area and the acquisition of additional interests in T-Online amounting to EUR 1.8 billion. The effect was offset by a decrease of EUR 0.3 billion in cash outflows for short-term investments and marketable securities.

Net cash from (used in) financing activities

Year on year, net cash used in financing activities decreased by EUR 3.3 billion to EUR 3.0 billion in the first six months of 2005 as compared to the first six months of 2004. This is primarily attributable to a total increase in proceeds from the issue of medium-and long-term financial liabilities of EUR 5.6 (mainly euro bonds and commercial papers), which was reduced by the dividend of EUR 2.6 billion paid to Deutsche Telekom AG shareholders.

Capital Resources

The following table summarizes our total financial liabilities as of June 30, 2005 and December 31, 2004:

	As of June 30, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)

Bonds	40,732	39,458	1,274	3.2
Liabilities to banks	3,528	3,074	454	14.8
Liabilities to non-banks from promissory notes	653	651	2	0.3
Liabilities from derivatives	745	1,159	(414)	(35.7)
Lease liabilities	2,473	2,487	(14)	(0.6)
Liabilities arising from ABS transactions	1,384	1,563	(179)	(11.5)
Other financial liabilities	2,547	2,265	282	12.5
Total	52,062	50,657	1,405	2.8

Total financial liabilities increased as of June 30, 2005 as compared with December 31, 2004 primarily as a result of an issued bond of EUR 3.0 billion, commercial papers of EUR 1.5 billion, a medium term note of EUR 0.5 billion and a EUR 0.5 billion loan from the European Investment Bank (EIB). Additionally, our financial liabilities increased due to foreign exchange effects of EUR 1.2 billion, offset, in part, by principal repayments of EUR 5.2 billion at maturity. The material terms of the issued liabilities are as follows:

	Nominal (in billions of euro)	Contractual and expected maturity	Interest Rate

Fixed-Rate Bond	1.25	January 19, 2010	3.25%
Fixed-Rate Bond	1.75	Janaury 19, 2015	4.00%
Medium-Term Note	0.50	April 22, 2009	3.00%
EIB Loan	0.50	June 15, 2010	USDL3M+0.17%

The following table summarizes the development of cash and cash equivalents as of June 30, 2005 and December 31, 2004:

	As of June 30, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)

Total cash and cash equivalents	3,910	8,005	(4,095)	(51.1)

The main reason for the reduction of our cash and cash equivalents were our investments in intangible assetsand property, plant and equipment (EUR 4.9 billion), a buyback of T-Online shares (EUR 1.8 billion) and dividends paid (EUR 2.7 billion), partially offset by our cash flow from operations (EUR 5.8 billion).

Interest Step-Up Provisions and Credit Ratings

On March 3, 2005, Standard & Poor’s Ratings Services raised its long-term corporate credit rating on Deutsche Telekom AG to A- from BBB+ with a stable outlook. On June 23, 2005, Moody’s Investors Service raised its long-term corporate credit rating on Deutsche Telekom AG to A3 from Baa1 with a stable outlook. Definitions used by the rating agencies are summarized in our annual report on Form 20-F for the year ended December 31, 2004 and can be obtained directly from the rating agencies and their respective web sites. The changes in credit rating in 2005 triggered a step-down of 50 basis points on our bonds in the aggregate amount of approximately EUR 15.5 billion (total as of June 30, 2005), denominated in various currencies.

In the event of a downgrade in our long-term senior unsecured debt rating below A- by Standard & Poor’s and A3 by Moody’s, our interest expense would increase by 50 basis points on these outstanding bonds. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 52.4 million per annum. In case of a downgrade in our long-term senior unsecured debt rating below Baa1 by Moody’s and BBB+ by Standard & Poor’s, interest rates would increase by 50 basis points on bonds with a principal amount of EUR 4.5 billion and USD 0.5 billion and medium-term notes with a principal amount of EUR 3.0 billion and GBP 1.0 billion. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 47.0 million per annum.

Lines of Credit

There were no significant changes in our lines of credit within the first half of 2005. For more information regarding our lines of credit refer to the capital resources section in Form 20-F for the year ended December 31, 2004. We are restructuring our lines of credit with more favorable conditions because of our improved credit rating. The restructuring is expected to be finished by the end of September 2005.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the six months ended June 30,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Capital expenditures	4,915	2,928	1,987	67.9
Investments	2,409	655	1,754	n.m.
Proceeds from sales of non-current assets and investments	(364)	(542)	178	32.8
Other	14	295	(281)	(95.3)
Net cash used for investing activities	6,974	3,336	3,638	n.m.

n.m. – not meaningful

Capital Expenditures

The following table provides information about our capital expenditures for the periods presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the six months ended June 30,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Intangible assets (excluding goodwill)	790	349	441	n.m.
Fixed networks	2,159	731	1,428	n.m.
Buildings	28	82	(54)	(65.9)
Other capital expenditures	1,938	1,766	172	9.7
Total capital expenditures	4,915	2,928	1,987	67.9

n.m. – not meaningful

The main reasons for the increase in total capital expenditures in the first six months of 2005 compared to the same period of 2004 were the cash outflows for intangible assets and property, plant and equipment. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications network sharing joint venture.

Investments

Investments in subsidiaries, associated companies and other financial assets increased by EUR 1,754 million in the first six months of 2005 compared to the same period of 2004. This increase is mainly attributable to the acquisition of shares in T-Online International AG (EUR 1.8 billion) and Telekom Montenegro (EUR 0.1 billion).

Contractual obligations and other commitments

At June 30, 2005, we had contractual cash obligations for accruals totaling EUR 10,618 million and liabilities totaling EUR 52,062 million. In addition, we have other financial obligations for payments to special pension funds, purchase commitments and operating leases and liabilities arising from warranty agreements and guarantees.

Total financial liabilities

The following table summarizes total financial liabilities of June 30, 2005:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)

Interest-bearing liabilities	48,924	8,948	12,069	8,859	19,048
of which: bonds	40,732	7,018	11,346	6,557	15,811
of which: liabilities to banks	3,528	1,370	365	972	821
Other financial liabilities	3,138	2,541	284	9	304
Total	52,062	11,489	12,353	8,868	19,352

For more information regarding our financial liabilities, refer to “ – Liquidity and Capital Resources – Capital Resources” and Note (7) in the condensed consolidated financial statements.

At June 30, 2005, the discounted value of capital lease obligations amounted to EUR 1,954 million (EUR 1,971 million at December 31, 2004), primarily for office buildings with varying terms of up to 25 years.

Other financial obligations at June 30, 2005 consisted of the following:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)

Operating leases	19,968	1,655	3,054	2,568	12,691
Present value of payments to special pension fund	7,688	388	1,623	1,395	4,282
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	3,698	3,579	107	9	3
Purchase commitments for interest in other companies	106	103	0	0	3
Other financial obligations	2	2	0	0	0
Total other financial obligations	31,462	5,727	4,784	3,972	16,979

The total future payment obligations under non-cancelable operating leases increased by EUR 3,686 million to EUR 19,968 million. This was primarily due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network infrastructure in California, Nevada and New York. The change in the U.S. dollar exchange rate since the end of 2004 also contributed to this increase.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 472 million compared with the year ended December 31, 2004 due to increased purchase commitments at DTAG, T-Mobile Deutschland and T-Online International AG.

The purchase commitments for interest in other companies decreased compared with year end of 2004 by EUR 100 million. The reason for this is mainly that purchase commitments for interest in other companies of CMobil B.V. no longer exist because the purchase of further shares was completed in the first quarter of 2005.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of June 30, 2005:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions of €)

Liabilities arising from warranty agreements	1,376	11	656	87	622
Guarantees	42	23	18	0	1
Liabilities arising from legal disputes	28	26	0	2	0
Total	1,446	60	674	89	623

OTHER INFORMATION

Regulation

Our business is significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. A detailed discussion of regulatory decisions applicable to our businesses and services is included in “Item 4. Information on the Company – Regulation” in our 2004 Annual Report on Form 20-F. Additional developments have been described in our subsequent Quarterly Report on Form 6-K. Further developments are summarized below.

On August 3, 2005 the Federal Network Agency reduced the monthly line sharing charges from EUR 2.43 to EUR 2.31. This decision is based on the finding of a decrease in overhead costs and a rejection of certain cost allocation factors.

Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which will be reduced to EUR 51.43. Another reduction concerns the one-time cancellation charges for line sharing, which were lowered to EUR 10.48 or EUR 51.22, respectively (with/without switching the end customer’s access to another carrier using line sharing).

On August 3, 2005, the Federal Network Agency also decided to reduce the one-time activation charge for subscriber line rental we are allowed to charge our competitors for the provision of the line by approximately 10 % to EUR 43.10 for the most common type of the subscriber line (copper wire pair). The corresponding cancellation charges have been reduced as well. In cases in which the end customer switches to another carrier or returns to us, the charges were lowered to EUR 5.80 (around 71 % less than before). For cases without switching of the end customer the cancellation charge was set to EUR 29.10 (around 21 % reduction). Overall, due to the importance of subscriber line rental for our wholesale customers, we expect a negative impact on revenues of our T-Com business.

The amended tariffs are valid from July 1, 2005 to June 30, 2007.

Investigations and Related Legal Proceedings

The Bonn public prosecutor has quashed his investigations asserting that the book values Deutsche Telekom recorded for its real property portfolio were improperly established and maintained under applicable accounting principles.

The Bonn public prosecutor has quashed his investigations asserting that members and former members of our Management Board breached their duties by causing us to pay excessive consideration for VoiceStream and Powertel.

As part of the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself and the Federal Republic of Germany addressing disputes relating to the truck toll collection system, we received the statement of claim of the Federal Republic on August 2, 2005, increasing the claim by approximately EUR 0.6 billion, compared with the written statement of the case dated September 8, 2004, to approximately EUR 5.2 billion. This increase in the claim is attributed to further alleged breaches of the operating agreement and the increase in time-based contractual penalties. The Company continues to maintain that it considers the claims of the Federal Republic to be unsustainable and intends to contest the Federal Republic’s claims vigorously.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 29, 2005